As filed with the Securities and Exchange Commission on March _, 2007
Registration No. 333-_____

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form SB-2
Registration Statement Under The Securities Act of 1933

VERSADIAL, INC.
(Name of small business issuer in its charter)

Nevada	[ 339900]	11-3535204
(State or other jurisdiction	(Primary standard industrial	(IRS Employer
of incorporation or organization)	classification code number)	Identification Number)

305 Madison Avenue, Suite 4510, New York, New York 10165 (212) 986-0886
(Address and telephone number of principal executive offices)

305 Madison Avenue, Suite 4510, New York, New York 10165
(Address of principal place of business or intended principal place of business)

Geoffrey Donaldson
305 Madison Avenue, Suite 4510
New York, New York 10165
 (212) 986-0886
(212) 808-0113 Facsimile
(Name, address and telephone number of agent for service)

Copies to:
David H. Lieberman, Esq.
Beckman, Lieberman & Barandes, LLP
116 John Street, Suite 1313
New York, New York 10038
(212) 608-3500
(212) 608-9687 Facsimile

Approximate Date of Proposed Sale to the Public: As soon as practicable after this Registration Statement becomes effective.

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering ☐.

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering ☐.

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering ☐.

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box ☐.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered (1)	Amount to be Registered(1)	Proposed Maximum Offering Price Per Security(2)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee
Common Stock, $0.0001 par value, issuable upon conversion of Convertible Debt (3)	6,373,415	$1.25	$7,966,769	$244.58
Common Stock, $0.0001 par value, issuable upon exercise of Common Stock Purchase Warrants dated August 9, 2006 and October 17, 2006 (3)	1,720,825	$1.25	$2,151,031	$66.03
Common Stock, $0.0001 par value, issuable upon exercise or conversion of Warrants (3)	57,527	$1.25	$71,909	$2.21
Common Stock, $0.0001 par value, issuable upon exercise of Common Stock Purchase Warrants dated February 1, 2007 (3)	2,169,086	$1.25	$2,711,358	$83.24
Common Stock, $0.0001 par value	2,133,706	$1.25	$2,667,133	$81.88
Total	12,454,559	$1.25	$15,568,200	$477.94

(1)	Relates to the resale of these shares of common stock by certain selling securityholders.

(2)
Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended (the “Securities Act”). Pursuant to Rule 457(c) under the Securities Act, the proposed maximum offering price of each share of the Registrant’s common stock is estimated to be the average of the high and low sales price of a share as of a date five business days before the filing of this registration statement. Accordingly, the Registrant has used $1.25 as such price per share, which is the price reported by the OTC Bulletin Board on March 9, 2007.

(3)
Pursuant to Rule 416 under the Securities Act, this registration statement also relates to such indeterminate number of shares of common stock as may become issuable by reason of stock splits, stock dividends, anti-dilution adjustments and similar transactions in accordance with the provisions of the common stock purchase warrants.

Until (insert date), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

We hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until we have filed a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell or a solicitation of an offer to buy these securities in any state where the offer is not permitted.

SUBJECT TO COMPLETION, DATED March __, 2007

Preliminary Prospectus
12,454,559 Shares
VERSADIAL, INC.
Common Stock

This prospectus relates to the sale of shares of common stock of Versadial by certain of our securityholders, referred to as selling securityholders throughout this document. The selling securityholders are offering to sell up to 12,454,559 shares of our common stock. We will not receive any proceeds from the resale of shares of common stock by the selling securityholders, which include:

up to 6,373,415 shares issuable upon the conversion of 10% senior redeemable convertible debt.

up to 1,720,825 shares issuable upon the exercise of our common stock purchase warrants dated August 9, 2006 and October 17, 2006 (the convertible note warrants).

up to 57,527 shares issuable upon the conversion or exercise of warrants (the merger warrants).

up to 2,169,086 shares issuable upon the exercise of our common stock purchase warrants dated February 1, 2007 (the loan warrants).

up to 2,133,706 currently outstanding shares.

All of the shares of common stock being offered by this prospectus are being offered by the selling securityholders named in this prospectus. This offering is not being underwritten. We will not receive any of the proceeds from the sale of the shares of our common stock in this offering. If the convertible note warrants are exercised so that the underlying shares may be sold, we will receive the exercise price of the warrants, which is $1.17675 per share or $2,024,981 in the aggregate. If the merger warrants are exercised we will receive the exercise price of these warrants, which is between $.945 and $.99 per share or $55,240 in the aggregate. If the loan warrants are exercised so that the underlying shares may be sold, we will receive the exercise price of the warrants, which is $2.475 per share or $5,368,488 in the aggregate. There can be no assurance, however, that all or any of the warrants will be exercised. The selling securityholders identified in this prospectus, or their pledgees, donees, transferees or other successors-in-interest, may offer the common stock or interests therein from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices, or at privately negotiated prices. We will pay all expenses of registering this offering of shares of common stock which we estimate at $40,000.

The common stock is traded in the over-the-counter market and prices are quoted on the over-the-counter Bulletin Board under the symbol “VSDL.” On March 9, 2007 the price per share of our common stock was $1.25. All references in this prospectus to amounts of outstanding shares of common stock give effect to the one for forty-five reverse stock split that became effective on March 2, 2007.

INVESTING IN OUR COMMON STOCK INVOLVES RISK. SEE “RISK FACTORS” BEGINNING ON PAGE 5.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS. ANY REPRESENTATIONS MADE TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is ___________ , 2007.

4

Table of Contents

SUMMARY	1
Overview	1
The Offering	1
RISK FACTORS	2
Risks Related to Our Business	2
Risks Related to Our Securities	6
SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS	8
USE OF PROCEEDS	8
DILUTION	9
SELLING SECURITYHOLDERS	9
Merger	9
Debt Financing	9
PLAN OF DISTRIBUTION	17
LEGAL PROCEEDINGS	19
DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS	19
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	20
DESCRIPTION OF SECURITIES	22
General	22
Common Stock	22
DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES	22
DESCRIPTION OF BUSINESS	23
Overview	23
History and Background	23
Our Current Business	24
Marketing and Distribution	26
Manufacturing	26
Competition	26
Principal suppliers	27
Major Customers	27
Intellectual property	27
License between SCG and Brugger	27
Sublicense Agreement with SCG	28
Government approval and regulation of the registrant’s principal products or services	29
Costs and effects of compliance with environmental laws	29
Employees	29
MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION	29
Organization	29
Merger Agreement	30
Liquidity and Capital Resources	31
Results of Operations - six month periods	32
Results of Operations - fiscal years	34
Off-balance sheet arrangements	36
Inflation	36
Critical accounting policies and estimates	36
Basis of Presentation	36
Principles of Consolidation	37
Depreciation and Amortization	37

Revenue Recognition	37
Impairment of Long-Lived Assets	37
Foreign Currency Transactions	38
Fair Value of Financial Instruments	38
Derivative Financial Instruments	38
Use of Estimates	38
Recent Accounting Pronouncements	38
DESCRIPTION OF PROPERTY	39
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	39
Transactions of Innopump	39
Transactions of CARS prior to merger	40
Transactions of Versadial Subsequent to Merger	41
MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS	42
EXECUTIVE COMPENSATION	43
EXPERTS	44
LEGAL MATTERS	44
WHERE YOU CAN FIND MORE INFORMATION	44
FINANCIAL STATEMENTS	44
PART II - INFORMATION NOT REQUIRED IN THE PROSPECTUS	45
Item 24. Indemnification of Directors	45
Item 25. Other Expenses of Issuance and Distribution	45
Item 26. Recent Sales of Unregistered Securities	45
Item 27. Exhibits	46
Item 28. Undertakings	48

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

SUMMARY

This summary highlights information contained elsewhere in the prospectus. You should read the entire prospectus carefully, especially the risks of investing in the securities discussed under “Risk Factors” and the financial statements and related notes included elsewhere in this prospectus before deciding to invest in our common stock.

Overview

We were originally incorporated in Nevada under the name Carsunlimited.com, Inc. (“CARS”) on March 7, 2000, with a principal business objective to operate an Internet database business involving the automobile industry. On August 9, 2006, Innopump, Inc. d/b/a Versadial, a Nevada corporation (“Innopump”) and certain of Innopump’s shareholders executed and closed on an Agreement and Plan of Merger (“Merger Agreement”) by and among those parties, us and our subsidiary, Pump Acquisition Corp. ("PAC"). Pursuant to the Merger Agreement, we issued 12,625,243 shares of our common stock to Innopump’s shareholders in consideration of Innopump merging with and into PAC and becoming a wholly-owned subsidiary of ours ("Merger"). The Merger was accounted for as a reverse merger (recapitalization) with Innopump deemed to be the accounting acquirer, and us as the legal acquirer. Accordingly, the historical financial information presented in our financial statements is that of Innopump as adjusted to give effect to any difference in the par value of ours and Innopump’s stock with an offset to capital in excess of par value. The basis of the assets, liabilities and retained earnings of Innopump, the accounting acquirer, have been carried over in the recapitalization. Upon the closing of the Merger, we became a manufacturer, developer and seller of proprietary, variable blend pump dispensers. On March 2, 2007, we changed our name to Versadial, Inc. (“Versadial” or “the Company”) to capitalize on the awareness of our trademarked name for our products in the marketplace.

Prior to the transaction, we were a development stage company with limited operations and revenues and only nominal assets. Our intended purpose was to provide website users with the ability to search a database that contained detailed information about the automobile industry, new and used car sales as well as a parts database and extended warranty information from around the world. The service was intended to offer Internet users a quick and easy way to search for automobile related needs according to their interests via the Internet. That business has been discontinued as of the closing of the Merger.

Versadial’s business is designed to capitalize on the commercial opportunities for innovation in packaging and dispensing within the consumer products industries. We are engaged in the manufacture of a dual dispenser that enables the user to blend two liquids or lotions in varying proportions. Substantially all of our revenues come from wholesale sales and our customers are located both in the United States and in Europe. The dual dispensers are manufactured in Germany and are currently being utilized in the food and cosmetic industries.

Innopump, our wholly owned subsidiary, holds the exclusive worldwide license for a patented multi-chambered variable dispensing system for all categorizes of uses, marketed under the registered trademark "Versadial®". The patented system utilizes multiple volumetric pumps, controlled by a rotating head and disc system, providing the dispensing of precise fixed or variable ratios of distinct and separate fluids. The Versadial® custom blending dual dispensing head provides consumer packaged goods manufacturers with a new and innovative dispensing technique permitting precision measured blending by the consumer of different lotions, gels, creams and liquids, or combination thereof.

The Offering

The selling securityholders may offer and sell up to 12,454,559 shares of our common stock, which is approximately 52.20% of our currently outstanding common stock on a fully diluted basis. If the convertible note warrants are exercised so that the underlying shares may be sold, we will receive the exercise price of the warrants, which is $1.17675 per share or $2,024,981 in the aggregate. If the merger warrants are exercised we will receive the exercise price of these warrants, which is between $ .945 and $ .99 per share or approximately $55,240 in the aggregate. If the loan warrants are exercised, we will receive the exercise price of the warrants, which is $2.475 per share or $5,368,488 in the aggregate. There can be no assurance, however, that all or any of the warrants will be exercised. For a list of selling securityholders and the amount of shares that each of them expects to sell, see “Selling Securityholders.”

The offering is made by the selling securityholders for their benefit. We will not receive any of the proceeds from their sale of common stock.

RISK FACTORS

You should carefully consider the factors described below and other information contained in this prospectus. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us, which we currently deem immaterial or which are similar to those faced by other companies in our industry or business in general, may also impair our business operations. If any of the following risks actually occurs, our business, financial condition or results of operations could be materially and adversely affected. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment. This prospectus also contains forward-looking statements that involve risks and uncertainties. Please refer to “Special Note Regarding Forward-Looking Statements” included elsewhere in this prospectus.

Risks Related to Our Business

Our limited operating history makes it difficult to evaluate our future prospects and results of operations.

We have a limited operating history. Our dispenser business conducted under the trademark Versadial® commenced operations in 2002 and has yet to achieve profitability. Accordingly, you should consider our future prospects in light of the risks and uncertainties experienced by early stage companies in evolving industries. Some of these risks and uncertainties relate to our ability to:

• gain market acceptance for our products, including educating potential clients about the advantages of packaging their liquid products in our dispensers;
• upgrade our technology to support additional research and development of new products.
• respond to competitive market conditions;
• respond to changes in our regulatory environment;
• manage risks associated with intellectual property rights;
• maintain effective control of our costs and expenses;
• raise sufficient capital to sustain and expand our business; and
• attract, retain and motivate qualified personnel.

If we are unsuccessful in addressing any of these risks and uncertainties, our business may be materially and adversely affected. There can be no assurance that we will be successful in building our customer base and product line or that the available capital will be sufficient to fund current operations and the necessary capital expenditures until such time that the revenues increase. If we are unsuccessful in building our customer base or are unable to obtain additional financing on favorable terms there could be a material adverse effect on our financial position, results of operations and cash flows.

We may need additional capital in order to continue our operations, which may not be available to us.

For the foreseeable future, we intend to fund our operations and capital expenditures from limited cash flow from operations, our cash on hand and the net proceeds from our recent financings. We may need additional funds to continue our operations, pursue business opportunities (such as expansion, acquisitions of complementary businesses or the development of new products or services), to react to unforeseen difficulties or to respond to competitive pressures. If additional financing is not available when required or is not available on acceptable terms, we may be unable to fund our expansion, successfully promote our current products, license new products or enhance our products and services, take advantage of business opportunities, or respond to competitive pressures, any of which could have a material adverse effect on our business and the value of your shares. If we choose to raise additional funds through the issuance of equity securities, you may experience significant dilution of your ownership interest, and holders of the additional equity securities may have rights senior to those of the holders of our common stock. If we obtain additional financing by issuing debt securities, the terms of these securities could substantially limit our flexibility in making business decisions, including the payment of dividends.

In order to purchase equipment or fund operations, we may issue additional debt instruments or preferred stock, which will have a senior claim on our assets in the event of a sale of assets. Debt service may cause a strain on our cash flow and impair our business operations.

Our activities have not yet resulted in significant sales and have resulted in an accumulated deficit from inception to December 31, 2006 of approximately $9.8 million.

For the twelve months ended June 30, 2006, we had a net loss of $3.2 million and negative cash flows from operations of $2.1 million. For the six months ended December 31, 2006, we had a net loss of $2.9 million and negative cash flow from operations of $1.3 million.

From our inception to December 31, 2006 our aggregate sales have been approximately $2.6 million and we have incurred a net loss of approximately $9.8 million. While we have begun to make sales of our products, in order to achieve and maintain profitability, we must, among other things, maintain and increase our customer base, increase our rate of growth, implement and successfully execute our business and marketing strategies, continue to develop and upgrade our technology, provide superior customer service, respond to competitive developments and attract, retain and motivate qualified personnel. We may not be successful in accomplishing all or some of these goals and our failure to do so could have a material adverse effect on our business, results of operations and financial condition.

Our independent auditors have issued a qualified report with respect to our ability to continue as a going concern.

Our independent public accountants have issued a report relating to our audited financial statements which contains a qualification with respect to our ability to continue as a going concern because, among other things, such ability is dependent upon our generating profits or obtaining the necessary financing to meet our obligations and repay our liabilities from normal business operations. There is no guarantee that our Versadial® product will be accepted or provide a marketable advantage, and therefore, no guarantee that the commercialization of our product will ever be sufficient to sustain our business.

We could fail to retain or attract key personnel.

Our future success depends, in significant part, on the continued services of Geoffrey Donaldson, our Chief Executive Officer, and Gerhard Brugger, the inventor of the dual chamber dispenser technology, who serves as a technical consultant and as our President of Worldwide Operations, both of whom possess extensive expertise in various aspects of the packaging, cosmetic and dispenser industry. There is no assurance that we would be able to find appropriate replacements for any of our key personnel. Any loss or interruption of the services of our key personnel could adversely affect our ability to develop and execute our business plan. It could also result in our failure to create and maintain relationships with strategic partners that may be critical to our success. We intend to enter into an employment agreement with Mr. Donaldson but have yet to do so. We presently maintain a key-man life insurance policy on Mr. Brugger in the amount of $3 million.

Our business is dependent upon intellectual property rights licensed from third parties.

We do not own the patent rights that cover our Versadial® product. We sublicense these patent rights from our affiliate, Sea Change Group, LLC (“SCG”), which in turn licenses the patent from Gerhard Brugger. Our license rights may be diluted or compromised if Mr. Brugger fails to vigorously pursue patent infringement actions. Our competitive advantage would be lost if these patents were found to be invalid in the jurisdictions in which we sell or plan to sell our products. In addition, our revenues would be materially adversely affected if our licensed intellectual property were found to infringe the intellectual property rights of others, in which event we may be prevented from marketing our products. Any measures we implement may not be sufficient to protect our intellectual property rights.

We may not be able to effectively protect our intellectual property rights.

We regard certain aspects of our products and technology as proprietary. We have taken steps to protect them with patents and restrictions on disclosure and other methods. Despite these precautions, we cannot be certain that third parties will not infringe or misappropriate our proprietary rights or that third parties will not independently develop similar products, services and technology. Any infringement, misappropriation or independent development could harm our business and future financial results.

We may file patent applications for certain other aspects of our technology and processes other than the dual chambered dispenser, but these may not be issued to us, and if issued, may not protect our intellectual property from competition which could seek to design around or invalidate these patents. Our failure to adequately protect our proprietary rights in our products, services and technology could harm our business by making it easier for our competitors to duplicate our products.

We may have to resort to litigation to enforce our intellectual property rights, protect our trade secrets, determine the validity and scope of the proprietary rights of others, or defend ourselves from claims of infringement, invalidity or unenforceability. Litigation may be expensive and divert resources even if we win. This could adversely affect our business, financial condition and operating results.

We may encounter difficulties in manufacturing our products.

Before our products can be profitable, they must be produced in commercial quantities in a cost-effective manufacturing process that complies with regulatory requirements, including production and quality control regulations.  If we cannot arrange for or maintain commercial-scale manufacturing on acceptable terms, or if there are delays or difficulties in the manufacturing process, we may not be able to obtain regulatory approval or meet demand for our products. Production of our products could require raw materials which are scarce or which can be obtained only from a limited number of sources.  If our manufacturers were unable to obtain adequate supplies of such raw materials, the development, regulatory approval and marketing of our products could be delayed.

Increasing competition could adversely affect our market share and financial performance.

We expect competition from various other companies to occur and grow. Many of our potential competitors are more established than we are and have greater financial resources than we do. Some of our competitors have greater marketing capabilities and technological and personnel resources than we do. As a result, compared to us, these competitors may:

•	develop and expand their offerings more quickly;

•	adapt more swiftly to new or emerging technologies;

•	take advantage of acquisitions and other opportunities more effectively;

•	devote more resources to sales and marketing; and

•	more effectively use existing relationships with clients and strategic partners with recognized brand names to market and sell their products.

We may not be able to keep up with rapid technological changes, which could adversely affect the sales of our products .

The packaging industry is characterized by varying usage and client requirements and preferences, frequent introduction of products embodying new technologies and the emergence of new industry standards and practices that could render our existing technology obsolete. Our future success will depend on our ability to enhance and improve the responsiveness, functionality, accessibility and features of our products. We may not be able to expand and upgrade our technology or successfully integrate new technologies we develop in the future to accommodate such increases in a timely manner. The failure to upgrade our technology or successfully integrate new technologies could adversely effect the sale of our products.

We may not effectively manage our growth, and failure to do so could have a material adverse effect on our business, financial condition and operating results.

In order to achieve the critical mass of business activity necessary to successfully execute our business plan, we must significantly increase the number of customers that use our products. This growth will place significant strain on our personnel, systems and resources. We cannot be sure that we will manage our growth effectively, and our failure to do so could have a material adverse effect on our business, financial condition and operating results. Growth will require us to improve management, technical information and accounting systems, controls and procedures. We may not be able to maintain the quality of our operations, control our costs, continue complying with all applicable regulations and expand our internal management, technical information and accounting systems in order to support our desired growth. If we do not maintain the quality of our operations, control our costs, continue complying with all applicable regulations and expand our internal management, technical information and accounting systems in order to support our desired growth, we may not be able to deliver our products in compliance with their specifications or manufacture and distribute them at prices that are profitable for us.

If we were successfully sued for product liability, we could face substantial liabilities that may exceed our resources.

We may be held liable if any of our Versadial® products or any other product we develop, causes injury during manufacturing, marketing, sale or use. These risks are inherent in the development of consumer-oriented products. We currently have $1 million in product liability insurance. This may not be sufficient with respect to potential product liability. If we choose to obtain additional product liability insurance but cannot obtain sufficient coverage to protect against potential product liability claims, the commercialization of products that we develop may be prevented or inhibited. If we are sued for any injury caused by our products, our liability could exceed our total assets.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud.

We are subject to reporting obligations under federal securities laws. The Securities and Exchange Commission (the “SEC”), as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal controls over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the Registrant’s internal controls over financial reporting. In addition, an independent registered public accounting firm must attest to and report on management’s assessment of the effectiveness of the Registrant’s internal controls over financial reporting. These requirements will first apply to our annual report on Form 10-KSB for the fiscal year beginning after December 16, 2007.We may conclude that our internal controls over our financial reporting are not effective. Moreover, even if we conclude that our internal controls over financial reporting are effective, our independent registered public accounting firm may still decline to attest to our assessment or may issue a report that is qualified if it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. Our reporting obligations as a public company will place a significant strain on our operational and financial resources and systems for the foreseeable future. Effective internal controls, particularly those related to revenue recognition, are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our stock. Furthermore, we anticipate that we will incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

Risks Related to Our Securities

The application of the "penny stock" rules could adversely affect the market price of our common stock and increase your transaction costs to sell those shares.

As long as the trading price of our common shares is below $5 per share, the open-market trading of our common shares will be subject to the "penny stock" rules. The "penny stock" rules impose additional sales practice requirements on broker-dealers who sell securities to persons other than established customers and accredited investors (generally those with assets in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 together with their spouse). For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of securities and have received the purchaser's written consent to the transaction before the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the broker-dealer must deliver, before the transaction, a disclosure schedule prescribed by the Securities and Exchange Commission relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information on the limited market in penny stocks. These additional burdens imposed on broker-dealers may restrict the ability or decrease the willingness of broker-dealers to sell our common shares, and may result in decreased liquidity for our common shares and increased transaction costs for sales and purchases of our common shares as compared to other securities.

Our common shares are thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

We cannot predict the extent to which an active public market for our common stock will develop or be sustained.

Our common shares will likely be sporadically or "thinly-traded" on the “Over-the-Counter Bulletin Board”, meaning that the number of persons interested in purchasing our common shares at or near bid prices at any given time may be relatively small or non-existent. This situation is attributable to a number of factors, including the fact that we are a small company which is relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and would be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we became more seasoned and viable. As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. We cannot give you any assurance that a broader or more active public trading market for our common stock will develop or be sustained, or that current trading levels will be sustained.

The market price for our common stock is particularly volatile given our status as a relatively small company with a small and thinly traded “float” and lack of current revenues that could lead to wide fluctuations in our share price. The price at which you purchase our common stock may not be indicative of the price that will prevail in the trading market. You may be unable to sell your common stock at or above your purchase price if at all, which may result in substantial losses to you.

Shareholders should be aware that, according to SEC Release No. 34-29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (1) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (2) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (3) boiler room practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (4) excessive and undisclosed bid-ask differential and markups by selling broker-dealers; and (5) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses. We are aware of the abuses that have occurred historically in the penny stock market. Although we do not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our securities. The occurrence of these patterns or practices could increase the volatility of our share price.

Our corporate actions are substantially controlled by our principal shareholders and affiliated entities.

Our principal shareholders and their affiliated or related persons presently own approximately 77.49% on a non-fully diluted basis and such shareholders and the principal holders of our warrants and convertible securities and their affiliated persons will own approximately 78.65% on a fully diluted basis of our outstanding common shares, representing approximately 77% and 79% of our voting power, respectively. These shareholders, acting individually or as a group, could exert substantial influence over matters such as electing directors and approving mergers or other business combination transactions. In addition, because of the percentage of ownership and voting concentration in these principal shareholders and their affiliated entities, elections of our board of directors will generally be within the control of these shareholders and their affiliated entities. While all of our shareholders are entitled to vote on matters submitted to our shareholders for approval, the concentration of shares and voting control presently lies with these principal shareholders and their affiliated entities. As such, it would be difficult for shareholders to propose and have approved proposals not supported by management. There can be no assurances that matters voted upon by our officers and directors in their capacity as shareholders will be viewed favorably by all of our shareholders.

The limitation of monetary liability against our directors, officers and employees under our articles of incorporation and the existence of indemnification rights to our directors, officers and employees may result in substantial expenditures by our company and may discourage lawsuits against our directors, officers and employees.

Our articles of incorporation limit the liability of our directors for monetary damages for breach of fiduciary duties to the maximum extent permitted by Nevada law. We will also be giving indemnification to our directors and officers to the maximum extent provided by Nevada law. We may also have contractual indemnification obligations under future agreements with our officers. The foregoing indemnification obligations could result in our company incurring substantial expenditures to cover the cost of settlement or damage awards against directors and officers, which we may be unable to recoup. These provisions and resultant costs may also discourage our company from bringing a lawsuit against directors and officers for breaches of their fiduciary duties, and may similarly discourage the filing of derivative litigation by our shareholders against our directors and officers even though such actions, if successful, might otherwise benefit our company and shareholders.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

All statements other than statements of historical fact included in this prospectus including, without limitation, statements under, “Management’s Discussion and Analysis or Plan of Operation” regarding our financial position, business and the plans and objectives of management for future operations, are forward-looking statements. When used in this prospectus, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend” and similar expressions, as such words or expressions relate to us or we, identify forward-looking statements. Such forward - looking statements are based on the beliefs of management, as well as assumptions made by, and information currently available to us. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors including but not limited to, the failure to obtain sufficient additional capital, fluctuations in projected operating results, market acceptance, technological changes or difficulties, management of future growth, dependence on proprietary technology, competitive factors, the ability to recruit and retain personnel, the dependence on key personnel and such other factors as described in our reports filed from time to time with the SEC. Such statements reflect our current views with respect to future events and are subject to these and other risks, uncertainties and assumptions relating to the operations, results of operations, growth strategy and liquidity. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by this paragraph.

USE OF PROCEEDS

This prospectus relates to shares of our common stock that may be offered and sold from time to time by the Selling Securityholders. We will not receive any of the proceeds from the sale of shares of common stock in this offering. If the Selling Securityholders exercise their convertible note warrants, we will receive the exercise price of the warrants, which is $1.17675 per share or $ 2,024,981 in the aggregate. If the Selling Securityholders exercise their merger warrants, we will receive the exercise price of those warrants, which is between $.945 and $.99 per share or $ 55,240 in the aggregate. If the Selling Securityholders exercise their loan warrants, we will receive the exercise price of those warrants, which is $2.475 per share or $ 5,368,488 in the aggregate We intend to use the net proceeds, if any, from the exercise of warrants for our general working capital needs. There can be no assurance that all, or any, of the warrants will be exercised.

DILUTION

The company is not selling any of the shares of common stock in this offering. All the shares sold in this offering will be sold by the Selling Securityholders at the time of the sale, so that no dilution will result from the sale of their shares.

SELLING SECURITYHOLDERS

Merger

On August 9, 2006, Innopump, and certain of Innopump’s shareholders executed and closed on an Agreement and Plan of Merger (“Merger Agreement”) by and among those parties, us and our subsidiary, PAC. Pursuant to the Merger Agreement, we issued 12,625,243 shares of our common stock to Innopump’s shareholders in consideration of Innopump merging with and into PAC and becoming a wholly-owned subsidiary of ours ("Merger"). The Merger was accounted for as a reverse merger (recapitalization) with Innopump deemed to be the accounting acquirer, and us as the legal acquirer. Upon the closing of the Merger, we became a manufacturer, developer and seller of proprietary, dual chamber blend pump dispensers.

Debt Financing

On August 9, 2006, in connection with the Merger, we sold 10% senior redeemable convertible debt (“Convertible Debt”) under the terms of a Securities Purchase Agreement (the “August 9 Agreement”) in the principal amount of $7.5 million to Mellon HBV Master U.S. Event Driven Fund and Mellon HBV Master Global Event Driven Fund (now known as Fursa Master Global Event Driven Fund, LP, and referred to herein as the “Investor”) in exchange for $7.5 million in cash. The proceeds from the Convertible Debt were used for working capital, capital expenditures, mandatory debt repayment, and general corporate purposes. Contemporaneously, we entered into a Registration Rights Agreement with the Investor. This Registration Statement is filed to satisfy or obligations under the Registration Rights Agreement.

Interest accrues at 10% per annum, payable in cash or paid in kind (“PIK”) at our option, on the one year anniversary of the date of issuance with respect to the first year of accrued interest and quarterly in arrears thereafter. Any interest not paid when due will accrue and will be added to the principal in determining the number of shares of common stock issuable upon conversion of the Convertible Debt. The Convertible Debt matures 30 months after the date of issuance (“Maturity Date”). We do not have the option to prepay the Convertible Debt prior to the Maturity Date. We must redeem 100% of the Convertible Debt, unless earlier converted, for an amount equal to 120% of the outstanding principal plus accrued interest and unreimbursed expenses, on the Maturity Date.

The Convertible Debt is convertible into 6,373,415 shares of our common stock. The price per share is equal to $16 million divided by the number of outstanding shares of the Surviving Company on a fully-diluted basis (“Original Purchase Price”). This conversion price is subject to weighted-average, anti-dilution protection on all subsequent financings by us. The Investor has the right at any time and from time to time prior to the Maturity Date, to convert, in whole or in part, outstanding Convertible Debt and any accrued interest into our common stock at the Investor’s discretion.

The Investor also received warrants to purchase 1,402,153 shares of common stock at an exercise price of $1.17675 per share. The warrants have a five (5) year term expiring on August 9, 2011. The warrants are exercisable for our common stock at any time prior to expiration and permit cashless exercise.

On October 17, 2006, we entered into an Amendment with the Investor (the “Amendment”) to the August 9 Agreement.

In consideration of the deletion of the EBITDA targets set forth in the August 9 Agreement, we issued to the Investor, additional warrants, for an aggregate of 318,672 shares of our common stock at an initial exercise price of $1.17675 per share, with an expiration date of August 9, 2011.

If we do not meet certain product testing requirements of a prospective customer by March 31, 2007, we shall issue to the Investor further additional warrants for an aggregate of 318,672 shares of our common stock at an initial exercise price of $1.17675 per share, with an expiration date of August 9, 2011 (the “Further Additional Warrants”). The testing requirements are in conjunction with the creation of products for a potential customer. The Further Additional Warrants will be issued on the earlier of the potential customer advising us to cease efforts to meet the testing requirement or our failure to meet such requirements by March 31, 2007. The obligation to issue the Further Additional Warrants shall terminate when we meet the potential customer’s testing requirements and the product is accepted by the potential customer.

On November 10, 2006 we entered into an additional Amendment to the August 9 Agreement and related Registration Rights Agreement with the Investor that deferred, until December 31, 2006, the date by which we had to reincorporate in Delaware, effect a reverse stock split in an amount mutually agreeable to the Investor and us, and file this registration statement without incurrence of a penalty.

On February 1, 2007, we entered into a Secured Line of Credit Agreement (the “Credit Agreement”) with Fursa Alternative Strategies, LLC (referred to herein as the “Lender”), which acts as the investment advisor to the Investor, allowing us to draw upon a $3,000,000 line of credit with a maturity date of 1 year from the date of the Credit Agreement, which may be extended for an additional 3 months. The per annum base Interest Rate applicable in each month that advances are drawn down or outstanding pursuant to the Credit Agreement is equal to the three month LIBOR rate as published on the first date of such month in the “Money Rates” section of The Wall Street Journal (rounded up or down to the nearest one-sixteenth of one percent) plus 700 basis points (7.0%). Upon a default under the terms of the Note, the Interest Rate would increase by 4%. In connection with the Credit Agreement, we granted warrants to each of the Lender (for the account of the Investor) and Sagamore Hill Capital, LLC, an affiliate of the Lender (“Sagamore”), to purchase respectively, one million eighty four thousand five hundred and forty three (1,084,543) shares of our common stock. The warrants are exercisable for five years from the date of issuance at an initial exercise price equal to $2.475 per share subject to adjustment under certain events.

In the event that we do not secure certain purchase order(s) on or prior to March 31, 2007, the applicable Interest Rate after such date shall increase by 2% and we shall issue to each of the Lender and Sagamore additional warrants to purchase, respectively, five hundred forty two thousand two hundred and seventy two (542,272) shares of our common stock representing in aggregate 1,084,544 shares at an initial exercise price of $2.475 per share subject to adjustment under certain events, exercisable for five years from the date of issuance.

If we secure such purchase orders on or prior to June 30, 2007, 25% of the total number of initial warrants issued in regard to the Credit Agreement shall be automatically redeemed by us for no additional consideration. Upon the expiration or termination of the credit facility under the Credit Agreement, whichever occurs first, we have the option to purchase 25% of the total number of initial warrants issued at an aggregate purchase price of $250,000.

On February 16, 2007, we entered into a further Amendment to the August 9 Agreement and related Registration Rights Agreement with the Investor that deferred, until March 16, 2007, the date by which we had to effect a reverse stock split in an amount mutually agreeable to the Investor and us, and file this registration statement without incurrence of a penalty. The further Amendment in lieu of requiring us to contemporaneously reincorporate in Delaware gave to the Investor the right, exercisable at any time during the period commencing twelve months after the date of the Agreement and terminating thirty-six months thereafter, to require us, on demand, to promptly thereafter reincorporate in Delaware.

On March 2, 2007, we changed our corporate name to Versadial, Inc., and effected a one for forty-five reverse stock split. References in this prospectus to numbers of outstanding shares of common stock give effect to this reverse stock split.

We are also required, by our Registration Rights Agreement, to file a registration statement with the SEC covering the common stock underlying the Convertible Debt and the Warrants at the demand of the Investor. This Registration Statement is filed to satisfy our obligations under the Registration Rights Agreement.

The following table sets forth the name of each person who is offering the resale of shares of common stock by this prospectus, the number of shares of common stock beneficially owned by each person, the number of shares of common stock that may be sold in this offering and the number of shares of common stock each person will own after the offering, assuming they sell all of the shares being offered. Unless otherwise indicated, each of the following persons has sole voting and investment power with respect to the shares of common stock set forth opposite their respective names. Each Selling Securityholder which is a registered broker-dealer or an affiliate of a registered broker-dealer, is marked in the table below. We will not receive any proceeds from the resale of the common stock by the Selling Securityholders. We will receive proceeds from the exercise of warrants in the event that they are exercised, however there can be no assurance that all or any of the warrants will be exercised.

Selling Securityholder	Number of shares beneficially owned before the offering		Percentage	Number of shares being offered	Number of shares beneficially owned after the offering	Percentage
Fursa Master Global. Event Driven Fund, L.P. 444 Merrick Road Suite 104 Lynbrook, NY 11563	8,094,240	(1)	37.41%	8,094,240	-0-	-0-

Fursa Alternative Strategies, LLC 444 Merrick Road Suite 104 Lynbrook, NY 11563	1,084,543	(2)	7.42%	1,084,543	-0-	-0-

Sagamore Hill Capital, LLC 357 West Sunrise Highway Freeport, NY 11520	1,084,543	(3)	7.42%	1,084,543	-0-	-0-

Lynn November 27-22 Mitchell Road Westhampton Beach, NY 11978	56,062	(4)	0.41%	56,062	-0-	-0-

Steven Levin 77 Union Street Watertown, MA 02472	56,062	(4)	0.41%	56,062	-0-	-0-

Schottenfeld Qualified Associates, LLP* Attn: Richard Schottenfeld 800 Third Avenue 10th Floor New York, NY 10022	224,245	(5)	1.66%	224,245	-0-	-0-

Schottenfeld Group, LLC* Attn: Richard Schottenfeld 800 Third Avenue 10th Floor New York, NY 10022	107,678	(6)	.79%	107,678	-0-	-0-

J Roebling Fund Attn: David Vynerib* 780 Third Avenue, 43rd Fl. New York, NY 10017	107,678	(7)	.79%	107,678	-0-	-0-

Richard Schottenfeld c/o Schottenfeld Group, LLC* 800 Third Avenue 10th Floor New York, NY 10022	2,963	(8)	.02%	2,963	-0-	-0-

Ronald Weiss c/o Schottenfeld Group, LLC* 800 Third Avenue 10th Floor New York, NY 10022	2,963	(8)	.02%	2,963	-0-	-0-

David Koch c/o Schottenfeld Group, LLC* 800 Third Avenue 10th Floor New York, NY 10022	2,963	(8)	.02%	2,963	-0-	-0-

Richard Harriton 524 E. 72nd Street, PH3 New York, NY 10021-9807	1,744,799	(9)	12.88%	11,112	1,733,687	12.80%

Sloan Securities Corp. * 444 Madison Avenue 23rd Floor New York, NY 10022	1,778	(8)	.01%	1,778	-0-	-0-

Beckman, Lieberman and Barandes, LLP 116 John Street New York, NY 10038	4,635	(8)	.03%	4,635	-0-	-0-

Frank Ingrasia* c/o Basic Investors 2555 Hempstead Turnpike East Meadow, NY 11554-2152	8,889	(8)	.07%	8,889	-0-	-0-

Patrick Murphy* c/o Basic Investors 2555 Hempstead Turnpike East Meadow, NY 11554-2152	8,889	(8)	.07%	8,889	-0-	-0-

Barry Newburger 9 Chestnut Hill Drive Upper Brookville, NY 11771	43,343.32%			43,343	-0-	-0-

Morgan Stanley Custodian for Edward P. Bond 17 Boxwood Drive Convent Station, NJ	21,672	(10)	.16%	21,672	-0-	-0-

Robin Bartosh 1016 Grand Isle Terrace Palm Beach Gardens, FL 33418	130,027	(11)	.96%	130,027	-0-	-0-

Karen Nazzareno 127 46th Street Islip, NY 11751	56,866	(12)	.42%	56,866	-0-	-0-

Diane Yoder 6 Home Place Irvington, NY 10533	113,774.84%			113,774	-0-	-0-

Marvin Anderman 88 Pheasant Run Old Tappan, NJ 07675	43,343.32%			43,343	-0-	-0-

Lynn Dominick 132 Captain John Parker Road, PO Box 219 Phippsburg, ME 04562	86,685.64%			86,685	-0-	-0-

Caremi Partners, Ltd. Attn: Steven Ruchefsky Two American Lane Greenwich, CT 06836	86,685	(13)	.64%	86,685	-0-	-0-

Robert Valick 8 Victoria Court Saint James, NY 11780	86,685.64%			86,685	-0-	-0-

Edward Whelan 7 Private Road Huntington, NY 11743	86,685.64%			86,685	-0-	-0-

Howard Wilson 156 East 79th Street New York, NY 10021	21,672.16%			21,672	-0-	-0-

First Trust Corp. FBO David Holzer IRA 10 Sky Drive New City, NY 10956	43,343(15)		.32%	43,343	-0-	-0-

BSSC Corp. FBO Chester Gelband PSP 241 Central Park West New York, NY 10024	65,014(14)		.48%	65,014	-0-	-0-

Adam Etra 33 Shepherd Lane Roslyn Heights, NY 11577	6,335.05%			6,335	-0-	-0-

Anthony McCarthy Avon, Auckland New Zealand	63,349.47%			63,349	-0-	-0-

Antonio Sulcis 3423 43rd Street Astoria, NY 11101	31,675.23%			31,675	-0-	-0-

Belza Development Corp. 500 Olive Street Marysville, CA 95901	79,186	(16)	.58%	79,186	-0-	-0-

David Boyle 833 Race Street Denver, CO 80206	6,335.05%			6,335	-0-	-0-

David Reinier 9281 Cellini Avenue Garden Grove, CA 92841	6,335.05%			6,335	-0-	-0-

Donald Nicholson 784 Rt 579 Pittstown, NJ 08867	12,670.09%			12,670	-0-	-0-

Douglas McCormick 30206 Telluride Lane Evergreen, CO 80439	6,335.05%			6,335	-0-	-0-

Howard Fishman 3003 New Hyde Park Road Ste 311 New Hyde Park, NY 11042	3,168.02%			3,168	-0-	-0-

Ferrari Driving School 3232 Steinway Street Astoria, NY 11103	19,005	(17)	.14%	19,005	-0-	-0-

Gary Miller 1510 Poole Blvd. Yuba City, CA 95993	47,512.35%			47,512	-0-	-0-

Gary and June Miller 1510 Poole Blvd. Yuba City, CA 95993 New York, NY 10021	31,675.23%			31,675	-0-	-0-

George Watson 815 Blue Ridge Road Medford, NY 11763	12,670.09%	12,670	-0-	-0-

Jeffrey Naftol 14 Devonshire Court Plainview, NY 11803	15,838.12%	15,838	-0-	-0-

Jeffrey Weberman 8 Debra Pines Syosset, NY 11791	15,838.12%	15,838	-0-	-0-

Lee Hoevel 11215 Research Blvd. #2144 Austin, TX 78759	3,168.02%	3,168	-0-	-0-

Lindsey Etra 33 Shepard Lane Roslyn Heights, NY 11577	9,503.07%	9,503	-0-	-0-

Louis and Maria Chicca 61-48 Austin Street Rego Park, NY 11374	31,675.23%	31,675	-0-	-0-

Marc Rotter 9623 Wendover Drive Beverly Hills, CA 90210	15,838.12%	15,838	-0-	-0-

Mark Bartling 1450 Meyerwood Lane Highland Ranch, CO 80129	12,670.09%	12,670	-0-	-0-

Matthew Etra 33 Shepard Lane Roslyn Heights, NY 11577	6,335.05%	6,335	-0-	-0-

Michael Etra 33 Shepard Lane Roslyn Heights, NY 11577	12,670.09%	12,670	-0-	-0-

Michelangelo Pinto 15-16 166th Street Whitestone, NY 11357	9,503.07%	9,503	-0-	-0-

Mitchell Cybulski andYuriko Dai-Cybulski 4601 Gulf Shore Blvd. N. Apt 1108 Naples, FL 34103	63,349.47%	63,349	-0-	-0-

Paul Kaye Family Trust 9 Diamonte Lane Rancho Palo Verde, CA 90275	3,168.02%	3,168	-0-	-0-

Richard Etra 33 Shepard Lane Roslyn Heights, NY 11577	25,340.19%	25,340	-0-	-0-

Richard Loggie 1340 Burnham Lane Batavia, IL 60510	15,838.12%	15,838	-0-	-0-

Richard Sarli 1556 Park Avenue Merrick, NY 11566	15,838.12%	15,838	-0-	-0-

Salvatore Amato 4 Debbie Court Manalapan, NJ 07726	15,838.12%	15,838	-0-	-0-

Salvatore Cinquemani 32-15 44th Street Astoria, NY 11103	9,503.07%	9,503	-0-	-0-

Steve Grgas 151-21 19th Avenue Whitestone, NY 11357	3,168.02%	3,168	-0-	-0-

Timothy Lawler 862 N. Dewitt Avenue Clovis, CA 93611	63,349.47%	63,349	-0-	-0-

Tina Laurenti 96 Bay Avenue Ronkonkoma, NY 11779	6,335.05%	6,335	-0-	-0-

Tomislava Grgas 151-21 19th Avenue Whitestone, NY 11357	15,838.12%	15,838	-0-	-0-

Vickey Lanzieri Giannetti 8262 61st Drive Middle Village, NY 11379	12,670.09%	12,670	-0-	-0-

Total:	14,188,246	12,454,559	1,733,687

*	Is a registered broker-dealer or an affiliate of a registered broker-dealer.

(1)
Includes 1,720,825 shares issuable upon the exercise of warrants and 6,373,415 shares issuable upon the conversion of debt. Fursa Alternative Strategies, LLC holds voting and investment control of the shares held by Fursa Master Global Event Driven Fund, L.P. William Harley holds voting and investment control of the shares held by Fursa Alternative Strategies, LLC.

(2)	Shares issuable upon the exercise of warrants. Michael W. Hawthorne, a Director of the Company, is an affiliate of Fursa Alternative Strategies, LLC.

(3)	Shares issuable upon exercise of warrants. Sagamore Hill Capital, LLC is an affiliate of Fursa Alternative Strategies, LLC.

(4)	Includes 2,223 shares issuable upon the exercise of warrants.

(5)	Includes 8,889 shares issuable upon the exercise of warrants. Richard Schottenfeld holds voting and investment control of the shares held by Schottenfeld Qualified Associates, LLP.

(6)	Richard Schottenfeld holds voting and investment control of the shares held by Schottenfeld Group, LLC.

(7)	David Vynerib holds voting and investment control of the shares held by J. Roebling Fund.

(8)	Shares issuable upon the exercise of warrants.

(9)	Includes 11,112 shares issuable upon the exercise of warrants. Mr. Harriton is a Director of the Company.

(10)	Edward Bond holds sole voting and investment control of the shares held by Morgan Stanley as custodian. Mr. Bond is a Director of the Company.

(11)	Robin Bartosh is a Director of the Company.

(12)	Karen Nazzareno is the Secretary of the Company.

(13)	Steven Ruchefsky holds voting and investment control of the shares held by Caremi Partners, Ltd.

(14)	Chester Gelband holds sole voting and investment control of the shares held by BSSC Corp.

(15)	David Holzer holds sole voting and investment control of the shares held by First Trust Corp.

(16)	John Belza holds voting and investment control of the shares held by Belza Development Corp.

(17)	Michelangelo Pinto holds voting and investment control of the shares held by Ferrari Driving School.

PLAN OF DISTRIBUTION

We are registering shares of common stock for resale, including common stock underlying certain warrants, and payable as interest on certain notes, on behalf of the Selling Securityholders. The common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected at various times in one or more of the following transactions, or in other kinds of transactions:

•	in the over-the-counter market;

•	in private transactions and transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	in connection with short sales of the shares;

•	by pledge to secure or in payment of debt and other obligations;

•	through the writing of options, whether the options are listed on an options exchange or otherwise;

•	in connection with the writing of non-traded and exchange-traded call options, in hedge transactions and in settlement of other transactions in standardized or over-the-counter options;

•	on any national exchange on which the shares are listed or any automatic quotation system through which shares are quoted;

•	through put and call transactions; or

•	through a combination of any of the above transactions.

The Selling Securityholders may sell their shares at prevailing market prices, prices related to prevailing market prices or at privately negotiated prices. The Selling Securityholders and their successors, including their transferees, pledgees or donees or their successors, may sell the common stock directly to the purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the Selling Securityholders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

Negotiated transactions may include:

•	purchases by a broker-dealer as principal and resale by such broker-dealer for its account pursuant to this prospectus;

•	ordinary brokerage transactions and transactions in which a broker solicits purchasers; or

•	block trades in which a broker-dealer so engaged will attempt to sell the shares as agent but may take a position and resell a portion of the block as principal to facilitate the transaction.

We entered into a registration rights agreement with the Investor to register the shares of common stock issuable upon conversion of our 10% senior redeemable convertible debt, and upon exercise of the warrants held by the Investor under applicable federal and state securities laws. The registration rights agreements provide for cross-indemnification of the Investor and us and our respective directors, officers and controlling persons against specific liabilities in connection with the offer and sale of the common stock, including liabilities under the Securities Act. We will pay substantially all of the expenses incurred by the Selling Securityholders incident to the registration of the offering and sale of the common stock.

The original issuance of the shares of our common stock included in this registration statement including the shares issuable upon conversion of the Convertible Debt and the warrants were exempt from registration under the Securities Act pursuant to Section 4(2) and/or Regulation D thereof. We made this determination based on the representations of the holders which included, in pertinent part, that such holders were "accredited investors" within the meaning of Rule 501 of Regulation D promulgated under the Securities Act and that such holders were acquiring our securities, for investment purposes for their own respective accounts and not as nominees or agents, and not with a view to the resale or distribution thereof, and that each holder understood that the Convertible Debt, warrants and shares of our common stock underlying such debt or warrants may not be sold or otherwise disposed of without registration under the Securities Act or an applicable exemption therefrom.

During such time as the Selling Securityholders may be engaged in a distribution of the securities we are registering by this registration statement, they are required to comply with the applicable provisions of the Securities Exchange Act and the rules and regulations thereunder, including Regulation M. Regulation M may limit the timing of purchases and sales of our securities. These restrictions may affect the marketability of our common stock and the ability of any person to engage in market-making activities with respect to our common stock. The Selling Securityholders may, however, engage in short sales in accordance with Rule 104 of Regulation M. Short sales, if engaged in by the Selling Securityholders, may effect the market price of our common stock. Regulation M specifically prohibits short sales that are the result of fraudulent, manipulative or deceptive practices. Selling Securityholders are required to consult with their own legal counsel to ensure compliance with Regulation M.

LEGAL PROCEEDINGS

We are not currently involved in any legal or regulatory proceeding or arbitration, the outcome of which is expected to have a material adverse effect on our business.

DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following table summarizes our current executive officers and directors:

Name	Age	Position
Geoffrey Donaldson	63	Chief Executive Officer, Chairman of the Board, Director
Karen Nazzareno	49	Secretary
Robin Bartosh	64	Director
Edward P. Bond	73	Director
Thomas Coyle	56	Director
Richard Harriton	72	Director
Michael W. Hawthorne	40	Director

Geoffrey Donaldson, Chief Executive Officer and Chairman of the Board

Geoffrey Donaldson has been our Chief Executive Officer and Chairman of the Board since August 9, 2006, the date of the Merger. From 1999 to the present he served as the Managing Member of Sea Change Group, LLC, the sub-licensor to Innopump. Prior to that, Mr. Donaldson was President of the Revlon Department Store Group and Chief Executive Officer of Asian American Partners. He is a graduate of L.I. University.

Karen Nazzareno, Secretary

Karen Nazzareno became our Secretary in September 2006. Ms. Nazzareno also serves as our Controller since August 9, 2006, the date of the Merger. Ms. Nazzareno has been the Controller of our subsidiary, Innopump since January 2006. Prior to that time, she served as Chief Financial Officer of Hydrogel Design Systems (“HDS”), a hydrogel manufacturer. Prior to joining HDS in 1997, Ms. Nazzareno’s professional experience included positions as Assistant Controller at Fischbach Corporation, and audit supervisor at Holtz Rubenstein, a public accounting firm. She is a graduate of Dowling College and a licensed CPA in the State of New York.

Robin Bartosh, Director

Robin Bartosh is the retired founder and CEO of The Cosmetics Plus Group, a nationally recognized retail chain of specialty cosmetic stores. He now resides in Palm Beach Gardens, Florida. He became a Director of the Company on February 1, 2007.

Edward P. Bond, Director

Edward Bond is the Chairman of Bederson & Co., a mid-sized accounting firm with over 80 professionals. Mr. Bond oversees the bankruptcy and forensic accounting department. Mr. Bond is a graduate of Seton Hall University and has attended New York University and the New York School of Finance and is a licensed CPA in New York and New Jersey as well as a Certified Fraud Examiner (CFE) and a Certified Insolvency and Restructuring Advisor (CIRA). Mr. Bond resides in Convent Station, New Jersey. He became a Director of the Company on February 1, 2007.

Thomas Coyle, Director

Thomas Coyle is a retired Vice President and General Manager of Owens-Illinois Inc. (“OI”). Mr. Coyle’s career has been devoted to the packaging industry. Prior responsibilities with OI have included General Manager Prescription Products, Director of Marketing and Business Development for Plastic Products, Business Manager for Personal Care, Industry Manager Healthcare and Sales Manager. Mr. Coyle is a 1973 graduate of Bowling Green State University where he received a Bachelor of Science Degree in Business Administration. Mr. Coyle resides in Sylvania, OH. He became a Director of the Company on February 1, 2007.

Richard Harriton, Director

For the last five years Richard Harriton has served as the President of Park Avenue Consulting, a privately owned consulting firm which provides business and general consulting services. He became a Director of the Company on August 9, 2006.

Michael W. Hawthorne, Director

Michael W. Hawthorne, is an affiliate of Fursa Alternative Investments, LLC. Prior to becoming an affiliate of Fursa, he was Managing Director and Portfolio Manager of Mellon HBV Alternative Investments and assisted in the investment decisions of the Global Event Driven Fund. Prior to Mellon HBV, Mr. Hawthorne was a senior analyst at Milton Partners, L.P. (“Milton”), and a telecommunications industry research analyst at UBS Securities. Mr. Hawthorne graduated with a Masters in Business Administration from the University of North Carolina Graduate School of Business in 1993 and with a Bachelor of Arts degree in economics from Yale University (“Yale”) in 1988. He became a Director of the Company on February 1, 2007.

Directors are appointed to their position to serve until the next annual meeting of shareholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of shares of our voting stock, as of March 14, 2007 of (i) each person known by us to beneficially own 5% or more of the shares of outstanding common stock, based solely on filings with the Securities and Exchange Commission, (ii) each of our executive officers and directors and (iii) all of our executive officers and directors as a group. Except as otherwise indicated, all shares are beneficially owned, and the persons named as owners hold investment and voting power.

Name of Beneficial Owner (1)	Common Stock Beneficially Owned(3)	Rights to Acquire Beneficial Ownership Through Exercise of Warrants Within 60 Days	Total Beneficially Owned as % of Outstanding Shares (2)

Geoffrey Donaldson (4) (5)	5,030,422		37.2%

Gerhard Brugger	1,126,897		8.3%

Richard Harriton (5)	1,744,799	11,112	12.9%

Matthew Harriton (6)	1,733,687		12.8%

Karen Nazzareno (7)	56,866		.4%

Robin Bartosh (5)	130,027		1.0%
1016 Grand Isle Terrace
Palm Beach Gardens, FL 33418

Edward P. Bond (5)	21,672		.2%
17 Boxwood Drive
Convent Station, NJ

Thomas Coyle (5)	-0-		.0%
2254 Big Hickory Run
Sylvania, OH 43560

Michael W. Hawthorne (5) (9)	1,688		.0%
444 Merrick Road
Suite 104
Lynbrook, NY 11563

Paul Block(8)	866,844		6.4%
1075 Park Avenue, Suite 14C
New York, NY 10128

Fursa Master (9)	8,094,240	1,720,825	37.4%
Global Event Driven Fund, L.P.
444 Merrick Road
Suite 104
Lynbrook, NY 11563

Fursa Alternative (9) (10)	1,084,543	1,084,543	7.4%
Strategies, LLC
444 Merrick Road
Suite 104
Lynbrook, NY 11563

Sagamore Hill (11)	1,084,543	1,084,543	7.4%
Capital, LLC
357 West Sunrise Highway
Freeport, NY 11520

All officers and directors	6,985,474	11,112	51.6%
as a group (7 persons)

(1) Unless otherwise noted, the address for each of the named beneficial owners is 305 Madison Avenue, New York, NY 10165.

(2) The number of outstanding shares of common stock is based upon 13,539,471 shares issued and outstanding on a non-fully diluted basis. The number of outstanding shares as calculated for each beneficial owner includes any shares that are potentially issuable to that owner under the terms of convertible debt and warrants as noted.

(3) Includes right to acquire shares through exercise of warrants and convertible debt.

(4) Mr. Donaldson is the current CEO, a Director and Chairman of the Board of Company.

(5) Director of the Company.

(6) Mr. Matthew Harriton is a related party to Mr. Richard Harriton who serves as a Director of the Company.

(7) Ms. Nazzareno is the Secretary of the Company.

(8) Mr. Paul Block is the former President of the Company. Mr. Block resigned in December 2006.

(9) Includes 1,720,825 shares issuable upon the exercise of warrants and 6,373,415 shares issuable upon the conversion of debt. Fursa Alternative Strategies, LLC holds voting and investment control of the shares held by Fursa Master Global Event Driven Fund, L.P. William Harley holds voting and investment control of Fursa Alternative Strategies, LLC. Michael W. Hawthorne, Director, is an affiliate of Fursa Alternative Strategies, LLC.

(10) Includes 1,084,543 shares issuable on exercise of warrants owned for the benefit of Fursa Master Global Event Driven Fund, L.P.

(11) Sagamore Hill Capital, LLC is an affiliate of Fursa Alternative Strategies, LLC. Includes 1,084,543 shares issuable on exercise of warrants.

DESCRIPTION OF SECURITIES

General

Our Company’s Articles of Incorporation provides for authority to issue 35,000,000 shares of common stock, par value $.0001 per share, and 2,000,000 shares of preferred stock, par value $.0001 per share. As of March 14, 2007, there were outstanding 13,539,471 shares of our common stock. No shares of our preferred stock were outstanding as of that date.

There are currently an aggregate of 10,320,853 potentially issuable shares under the terms of the Convertible Debt and outstanding warrants.

Common Stock

The holders of our common stock are entitled to receive dividends when and as declared by the Board of Directors, out of funds legally available therefore, subject to the rights of the holders of any shares of Preferred Stock that may or have been issued by us. We have not paid cash dividends in the past and do not expect to pay any within the foreseeable future since any earnings are expected to be reinvested in our business. In the event of liquidation, dissolution or winding up of the Company, either voluntarily or involuntarily, each outstanding share of our common stock is entitled to share equally in our assets, subject to any preferential liquidation rights of the holders of shares of Preferred Stock which may then be outstanding. Each outstanding share of our common stock is entitled to equal voting rights, consisting of one vote per share.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our Articles of Incorporation and By-Laws provide our directors with protection for breaches of their fiduciary duties to us and our securityholders. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us, we have been advised that it is the SEC’s opinion that such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

DESCRIPTION OF BUSINESS

Overview

We were originally incorporated in Nevada under the name Carsunlimited.com, Inc. (“CARS”) on March 7, 2000, with a principal business objective to operate an Internet database business involving the automobile industry. On August 9, 2006, Innopump, Inc. d/b/a Versadial, a Nevada Corporation (“Innopump”) and certain of Innopump’s shareholders executed and closed on an Agreement and Plan of Merger (“Merger Agreement”) by and among those parties, us and our subsidiary, Pump Acquisition Corp., ("PAC"). Pursuant to the Merger Agreement, we issued 12,625,243 shares of our common stock to Innopump’s shareholders in consideration of Innopump merging with and into PAC and becoming a wholly-owned subsidiary of ours ("Merger"). The Merger was accounted for as a reverse merger (recapitalization) with Innopump deemed to be the accounting acquirer, and us as the legal acquirer. Accordingly, the historical financial information presented in our financial statements is that of Innopump as adjusted to give effect to any difference in the par value of ours and Innopump’s stock with an offset to capital in excess of par value. The basis of the assets, liabilities and retained earnings of Innopump, the accounting acquirer, have been carried over in the recapitalization. Upon the closing of the Merger, we became a manufacturer, developer and seller of proprietary, variable blend pump dispensers. On March 2, 2007, we changed our name to Versadial, Inc. (“Versadial” or the “Company”) to capitalize on the awareness of our trademarked name for our products in the marketplace.

Prior to the transaction, we were a development stage company with limited operations and revenues and only nominal assets. Our intended purpose was to provide website users with the ability to search a database that contained detailed information about the automobile industry, new and used car sales as well as a parts database and extended warranty information from around the world. The service was intended to offer Internet users a quick and easy way to search for automobile related needs according to their interests via the Internet. That business has been discontinued as of the closing of the Merger.

Versadial’s business is designed to capitalize on the commercial opportunities for innovation in packaging and dispensing within the consumer products industries. We are engaged in the manufacture of a dual dispenser that enables the user to blend two liquids in varying proportions. Substantially all of our revenues come from wholesale sales and our customers are located both in the United States and in Europe. The dual dispensers are manufactured in Germany and are currently being utilized in the food and cosmetic industries.

Innopump, our wholly owned subsidiary, holds the exclusive worldwide license for a patented dual-chambered variable dispensing system for all categorizes of uses, marketed under the registered trademark "Versadial®". The patented system utilizes multiple volumetric pumps, controlled by a rotating head and disc system, providing the dispensing of precise fixed or variable ratios of distinct and separate fluids. The Versadial® custom blending dual dispensing head provides consumer packaged goods manufacturers with a new and innovative dispensing technique permitting precision measured blending by the consumer of different lotions, gels, creams, and liquids, or combination thereof.

History and Background

Innopump was incorporated under the laws of the State of Nevada on April 1, 2005. On May 1, 2005, Sea Change Group, LLC, a New York limited liability company (“SCG”) (the “Sub-licensor”) entered into a sub-license agreement with Innopump (the “Sub-licensee”) whereby SCG assigned to Innopump all rights, titles and interests that the Sub-licensor has in the Amended and Restated License Agreement dated January 1, 2003 between SCG and Gerhard Brugger. In consideration for the assignment and patent rights thereunder, Innopump agreed to pay SCG a sublicense fee of $600,000, $150,000 to be paid on January 31, 2006, $150,000 on May 1, 2006, $150,000 on May 1, 2007 and $150,000 on May 1, 2008. In addition, Innopump agreed to pay the royalties due under the original Amended and Restated License Agreement either directly to the original licensor or to SCG. Innopump also agreed to pay SCG a royalty of 3% of the first $100 million of gross revenues. The first two payments aggregating $300,000 were not paid when due. On July 13, 2006, the agreement was amended and the $300,000 was deferred, with $150,000 being due upon the merger of Innopump with us on August 9, 2006 and $150,000 on March 31, 2007. The first payment of $150,000 was made at the closing of the merger. In addition the 3% royalty was amended to be paid on the first $130 million in sales. The Sub License is further described below under “Intellectual Property.”

On May 25, 2005, Innopump entered into an Asset Purchase Agreement (the “Asset Purchase Agreement”) with SCG, whereby Innopump acquired all of the assets and assumed certain liabilities of SCG for an initial purchase price of $231,500. The transaction resulted in the acquisition by Innopump of approximately $764,000 in assets and $1,943,000 in assumed liabilities.

This transaction between Innopump and SCG, which are entities under common control, was accounted for in a manner similar to a pooling of interests whereby the assets and liabilities of SCG were transferred to Innopump at historical amounts. Prior to the merger with us, Innopump’s financial statements were prepared as if the transaction had occurred at the beginning of the periods and present the financial data of previously separate entities.

In April 2005, one month prior to entering into the Asset Purchase Agreement, $825,000 of SCG convertible debt was converted into 8.25 membership interests of SCG at a conversion ratio of 1 membership interest for each $100,000 of convertible debt. The debt holders were also issued an additional 16,500 common shares of Innopump in connection with the convertible notes. A provision in the Asset Purchase Agreement provided the prior debt holders a put option whereby they could sell their Innopump shares back to SCG between September 30, 2006 and October 30, 2006 at an amount equal to the principal and interest which would have been due upon conversion. The potential aggregate cost of the put option in the amount of $887,403 (which includes $62,403 in accrued interest through the conversion date) had been included on Innopump’s balance sheet as a liability. The put options expired on October 30, 2006 and none of the stock was redeemed. The aggregate amount of the put options is included in equity subsequent to October 30, 2006.

All members of SCG, at the time of the asset purchase, were given 2,000 founder shares of Innopump’s common stock for each membership interest in SCG, resulting in the issuance of 220,000 founder shares of common stock.

We maintain our principal offices at 305 Madison Avenue, Suite 4510, New York, New York 10165. Our telephone number at that address is (212) 986-0886 and our internet address is www.versadialworld.com.

Our Current Business

The Versadial® Pump

Innopump holds the exclusive worldwide license for a patented dual-chambered variable dispensing system for all categorizes of uses, marketed under the registered trademark "Versadial®". The patented system utilizes multiple volumetric pumps, controlled by a rotating head and disc system, providing the dispensing of precise fixed or variable ratios of distinct and separate fluids. The Versadial® custom blending dual dispensing head provides consumer packaged goods manufacturers with a new and innovative dispensing technique permitting precision measured blending by the consumer of lotions, gels, creams, and liquids, or any combination thereof. Please refer to “Intellectual Property” below for a description of the License and Sub-License Agreement.

For many years, consumer packaged goods marketers and manufacturers have been pursuing packaging techniques that offered greater functionality. In particular, many manufacturers attempted to develop products that would provide “customizable” formulas as a means for differentiation and claimed competitive superiority.

In addition to customizable packaging there has been an increasing demand for dual chamber dispensers that segregate ingredients - keeping “active ingredients” and “activators” separate until application (hair color, adhesives, etc.). Although there have been several entries into the market, management believes none have offered the flexibility and the cost advantage of Versadial’s® package.

We believe that there are no known manufacturers of affordable, precision, variable strength dispensers for consumer packages that are competitive to Versadial’s®. Conventional “single phase” dispensers are not able to satisfy consumer and marketer desire for customization and ingredient segregation. We believe the “fixed ratio” dispensers currently in the market limit the marketer’s ability to present a package customized to line image, lack comparable accuracy in dispensing and do not provide variable dispensing. Versadial® packages solve issues created by the aforementioned need gaps.

Currently, we have many variations of the Versadial® product according to size, nozzle and formula selector:

•
Dispensers: Dispensing heads currently come in three sizes, each size providing different dosage per stroke. Additional sizes can be developed. Examples of applications are listed but are not intended to be comprehensive, as Versadial technology is suitable to any product category within which a blending of different ingredients upon application, or usage, is desired. -

•	Small (20mm in diameter) - dosage per stroke .015ml to .030 ml; suitable for lipstick, eye shadow, make-up, skincare, oral care, sun care, adhesives, etc.;

•	Medium (40mm in diameter) - dosage per stroke .2ml to .25ml; suitable for skin care, make-up, sun care, oral care, lubricants, adhesives, etc.;

•	Large (49mm in diameter) - dosage per stroke .65ml to 1.0ml; suitable for hair care, sun care, body care, food products, skin care, etc.

The following table reflects a sample of broad ranges of applications which are not all inclusive:

	VARIABLE STRENGTH	VARIABLE SHADES	VARIABLE SENSORY	INGREDIENT SEGREGATION
BATH&BODY	Fragrance free to Scented Lotion	Tinted Body Lotion	Fresh to Sensual Scents	Exfoliator/Moisturizer

SKIN CARE	Mild to Maximum Acne Care	Tinted Moisturizer	Cooling to Warming	Fresh/Catalytic Actives

SUN CARE	SPF 2 to 30+	Tinted Bronzer	Cooling Gel	Self Tanner Activator

COLOR COSMETICS	Sheer to Opaque	Foundation Light to Dark	Multiple Fruit Flavors	Lip Color/Fixative

HAIR COLOR	Demi to Permanent	Tints and Rinses	Heat Activated	Developer/Pigment

HAIR CARE	Light to Firm Styling	Purify to Moisturize	Warming Treatment	Shampoo/Conditioner

ORAL CARE	Mild to Strong Mouthwash	Toothpaste Colors	Peppermint to Spearmint	Baking Soda/Peroxide

OTC	Gentle to Maximum Pain Relief	Color Coded Cold Medicine	Hot to Cold	Menthol/Capsaicin

FOOD	Mild to Spicy	Color Change	Sweet to Sour	Oil/Vinegar

•	Nozzle options: The Medium and Large size dispensers come with options for single nozzle, dual nozzle, spray nozzle or extended spout;

•	Dispensing Option Selector - Variable Ratio, Fixed Ratio and Multi Fixed Ratio.

We believe our products have applications in a variety of industries, including:

•	Personal Care

•	Over the Counter medications

•	Household

•	Pharmaceutical

•	Automotive

•	Industrial

•	Home Improvement

•	Food Packaging

Marketing and Distribution

We are engaged in the direct selling and marketing of our products and technology to large and small, global, national and regional consumer packaged goods companies.

Throughout the world, we call on major multi-nationals on a direct basis. We supplement our marketing efforts with distribution agreements with Faber-Castell, a German based multi-national with expertise in the cosmetic business, and with agreements with several sales agents throughout the world.

Our marketing strategy is to introduce our products through the major multi-nationals worldwide. Currently our products are used in products sold by Aveeno, a division of Johnson & Johnson; and Playtex, owner of Banana Boat, a suncare brand.

Manufacturing

We own a number of sets of molds and assembly tables used in the production and assembly of the parts for each size dispenser. We outsource the use of these assets to established injection molding parts manufacturers for parts production. Currently, all of the injection molders are located in Germany. Our assembly tables are located at an assembly production facility in Marktoberdorf, Germany.

We are currently seeking to finalize several multi-year agreements with established manufacturers in both the USA and Europe. These agreements, if completed, will enable us to outsource production while retaining control over the production assets, molds and assembly tables.

Competition

We are not aware of any direct competition for our type of dual chamber variable dispensing product.

Other manufacturers within the sub-sector of dispensing valves, pumps and other dispensing systems are large multinational companies offering a range of products to all major personal care, pharmaceutical, OTC and food sectors. They include but are not limited to Owens-Illinois, Rexam plc., Aptar, Bespak, 3M, Calmar, Precision, Summit, Coster, Lindal and PAI Partners.

Other manufacturers within the personal care and food packaging sectors are large, well-financed, national and international manufacturers of caps, jars and bottles well as pumps and valves including but not limited to Owen-Illinois, Tetra Pak, Crown, Cork and Seal, Alcan, Rexam plc., Amcor Limited, Toyo Seikan, Ball, Compagnie de Saint-Gobain, and Alcoa.

Nearly all of the other manufacturers have longer operating histories, greater experience, greater name recognition, larger customer bases, greater manufacturing capabilities, and significantly greater financial, technical and marketing resources than we do. Because of their greater resources, other manufacturers are able to undertake more extensive marketing campaigns for their brands and products, and make more attractive offers to potential employees, retail affiliates, and others. We cannot assure you that we will be able to compete successfully against our current or future competitors or that our business and financial results will not suffer from competition.

Principal Suppliers

Currently, we do utilize single source suppliers and manufacturers for several of our components, and are dependent on single sets of molds and assembly tables. Production delays do, and have, occurred as a result of this dependency. We are aggressively acting to expand capacity and eliminate dependency on single source assets, actions we plan to have in place shortly. Because we have no direct control over our third-party suppliers, interruptions or delays in the products and services provided by these third parties may be difficult to remedy in a timely fashion. In addition, if such suppliers are unable or unwilling to deliver the necessary components or products, we may be unable to redesign or adapt our technology to work without such raw materials or products or find alternative suppliers or manufacturers. In such events, we could experience interruptions, delays, increased costs, or quality control problems. Innopump designs, creates prototypes and assembles its products at subcontractor facilities located in Germany. Our principal raw materials include plastic resins (polypropylene, high density polyethylene, etc.) The prices for these raw materials are subject to market forces largely beyond our control, including energy costs, market demand, and freight costs. The prices for these raw materials have varied significantly in the past and may vary significantly in the future.

Major Customers

We generated revenues from four customers during fiscal 2006 and two customers during fiscal 2005 aggregating approximately $193,000 or 87% and $108,000 or 96% of total revenues, respectively.

Intellectual Property

We rely on a combination of patent, trademark, copyright and trade secret protection laws in the United States and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect our intellectual property and our brand. Our licensed product was issued U.S. Patent No. 6,464,107 on October 15, 2002. The patent is owned by Gerhard Brugger, from whom through our sublicense we hold an exclusive license. We have the rights to any extensions or improvements to the patent under the terms of the license agreement to protect our core technologies. We also enter into confidentiality, non-compete and invention assignment agreements with our employees and consultants and nondisclosure agreements with third parties. “Versadial®” is a registered trademark in the United States.

License between SCG and Brugger

In August 2001, SCG entered into the License Agreement with Anton Brugger for the exclusive right to manufacture and sell the dual dispenser. In January 2003, the License Agreement was amended and restated between SCG and Gerhard Brugger, the son of Anton Brugger. The term of the amended and restated license agreement remains in effect through December 31, 2024. Gerhard Brugger is also one of our major stockholders.

The License Agreement calls for royalties to be paid to the Licensor of 30% of our gross revenues with respect to sublicensing agreements in which the Licensee does not manufacture the dispenser. With respect to the sale of the dispenser and products derived thereof, rates will vary between 5% and 8.5%.

To maintain its exclusive rights, the Licensee will also be obligated to pay a “Minimum Royalty” which is paid in monthly equal installments in advance. Aggregate future minimum royalty payments are as follows:

For the year ending June 30,	Minimum Royalty

2007	$350,000
2008	450,000
2009	525,000
2010	575,000
2011	625,000
2012 and thereafter	13,325,000

$15,850,000

In addition to the minimum royalty payment, the Licensee will also pay to the Licensor $7,000 per month from inception of the License Agreement through June 2004 and $12,500 per month from July 2004 through the duration time that technical support is required by the Licensee. The payments for technical support may be terminated at any time by either party upon written notice delivered at least three months prior to termination.

Royalty and technical support expenses aggregated $400,000 and $300,000 for the years ended June 30, 2006 and 2005, respectively. At June 30, 2006, the Licensor was due approximately $530,000 consisting of $350,000 in royalties, $175,000 in technical support and $5,000 in reimbursable travel expenses.

On June 16, 2006, the Licensor signed a waiver of defaults whereby payments in arrears due through June 2006 of $525,000 would be paid as follows: $100,000 no later than September 30, 2006, an aggregate total of $250,000 of the unpaid balance no later than the earlier of December 31, 2006 or within ten business days of the Merger, $75,000 on January 1, 2007, $100,000 on April 1, 2007, and $100,000 on July 1, 2007. In addition, the licensor agreed to accept royalties as calculated on actual shipments after June 30, 2006 through June 30, 2007 to be paid monthly and the cumulative difference between minimum monthly royalties and actual monthly royalties to be paid no later than June 30, 2007 as long as the technical consultant payments are made in accordance with the License Agreement. On August 11, 2006, the licensor was paid $250,000 as per the terms of the agreement. In January 2007, the licensor was paid $75,000 as per the terms of the agreement. The licensor has been paid actual royalties as calculated on actual shipments after June 30, 2006 to date.

Sublicense Agreement with SCG

On May 1, 2005, SCG (the “Sub-licensor”) entered into a sub-license agreement with Innopump (the “Sub-licensee”) whereby SCG assigned to Innopump all rights, titles and interests that the Sub-licensor has in the Amended and Restated License Agreement dated January 1, 2003 between SCG and Gerhard Brugger. The sub-license agreement transferred to Innopump the right to manufacture and distribute the dual dispenser. The sub-license agreement remains in effect through December 31, 2024. In consideration for the assignment and patent rights thereunder, Innopump agreed to pay SCG a sublicense fee of $600,000, $150,000 to be paid on January 31, 2006, $150,000 on May 1, 2006, $150,000 on May 1, 2007 and $150,000 on May 1, 2008. In addition Innopump agreed to pay the royalties due under the original Amended and Restated License Agreement either directly to the original licensor or to SCG. Innopump also agreed to pay SCG a royalty of 3% of the first $100 million of gross revenues. The first two payments aggregating $300,000 were not paid when due.

On July 13, 2006, the agreement was amended and the $300,000 payment was deferred, with $150,000 being due upon the Merger but in no event later than October 31, 2006 and $150,000 on March 31, 2007. In addition the 3% royalty was amended to be paid on the first $130 million in sales. On August 11, 2006, SCG was paid $150,000 as per the terms of the agreement.

We may at times be involved in litigation based on allegations of infringement or other violations of intellectual property rights. Furthermore, the application of laws governing intellectual property rights in foreign countries is uncertain and evolving and could involve substantial risks to us.

Government approval and regulation of the registrant’s principal products or services

There is no required government regulation with respect to our products at this time. While some applications which utilize our dispensing system may fall under the jurisdiction of the Food and Drug Administration (“FDA”), we are not currently manufacturing any such finished product and are thereby exempt from the FDA filing of any regulatory submissions and/or pre-market notification requirements (this would include 510K, NDA and PMA submission). With respect to registering the manufacturing facility with the FDA under the Code of Federal Regulations, 21 CFR 820.1, Scope: Part A, it is stated that the regulation does not apply to manufacturers of component parts of finished devices. If at any time in the future we manufacture products which would require such filings or registration, we will take the appropriate steps to comply.

Costs and effects of compliance with environmental laws

We incurred no capital or other expense with respect to compliance with environmental laws to date.

Employees

Currently, we have 6 employees in the U.S., all of which are full time employees. Management believes that relations with its employees are good. In addition, we have 3 full time consultants overseas utilized for administration, operations and technical consulting.

MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Organization

We were originally incorporated in Nevada under the name Carsunlimited.com, Inc. (“CARS”) on March 7, 2000, with a principal business objective to operate an Internet database business involving the automobile industry. Prior to August 9, 2006, we were a development stage company with limited operations and revenues and only nominal assets. Our intended purpose was to offer users the ability to search a database that contained products and information about the automobile industry, new and used car sales (classified ads), as well as automotive products such as extended warranty information and anti-theft body part marking.

On August 9, 2006, we executed an Agreement and Plan of Merger (“Merger Agreement”) with PAC, our wholly-owned subsidiary, Innopump, a Nevada corporation which was formed on April 1, 2005, and certain Innopump stockholders. Pursuant to the merger contemplated by the Merger Agreement, Innopump became a wholly-owned subsidiary of ours ("Merger"). The Merger is more fully described below. As a result of the merger, the holders of Innopump common stock and debt acquired a majority interest of us. The accounting of this transaction differs from its legal form, as Innopump is considered the accounting acquirer and we are considered the acquired entity. The transaction has been accounted for as a reverse acquisition under the purchase method of accounting, whereby our assets were revalued and the purchase price allocated to those assets acquired and liabilities assumed. Innopump’s historical financial statements were carried forward subsequent to the merger as those of the combined entity. On March 2, 2007, we changed our name to Versadial, Inc. (“Versadial” or “the Company”) to capitalize on the awareness of our trademarked name for our products in the marketplace.

Versadial is engaged in the manufacture of a dual chambered dispenser that enables the user to blend two liquids in varying proportions. The dispensers are currently manufactured in Germany and are currently being utilized in the food and cosmetic industries.

On May 25, 2005, Innopump acquired all of the assets and assumed certain liabilities of Sea Change Group, LLC ("SCG"), a privately held New York Limited Liability Company formed in 1999. This transaction between Innopump and SCG, which were entities under common control, was accounted for in a manner similar to a pooling of interests whereby the assets and liabilities of SCG were transferred to Innopump at historical amounts. Prior to the merger with us, the financial statements of Innopump were prepared as if the transaction had occurred at the beginning of the period presented, and present the financial data of previously separate entities.

Our fiscal year ends on June 30, and therefore references to fiscal 2006 and 2005 refer to the fiscal years ended June 30, 2006 and June 30, 2005, respectively. Our fiscal year end was December 31, which was changed to June 30 to conform to the year end of Innopump, the accounting acquirer.

Merger Agreement

The Merger Agreement required us to issue to the Innopump stockholders 43.3333 shares of common stock for each share of Innopump common stock outstanding at the closing date of August 9, 2006. At the closing, there were 262,500 outstanding shares of Innopump common stock plus 28,792 shares issued on conversion of certain debt for a total of 291,292 shares which resulted in the issuance of 12,625,243 shares (as rounded up) of common stock and resulted in our stockholders retaining approximately 6.75% (914,228 shares) of the outstanding stock and Innopump stockholders receiving approximately 93.25% of the outstanding stock on a pre-diluted basis. All references to amounts of outstanding shares of common stock give effect to the one for forty-five reverse stock split that became effective on March 2, 2007.

The parties’ completion of the transactions contemplated under the Merger Agreement were subject to the satisfaction of certain contingencies including, without limitation, requisite approvals and consents and that we shall have no less than $7,500,000 in cash or cash equivalents and no more than $80,000 in liabilities immediately prior to closing. These conditions were deemed satisfied at the closing.

We incurred merger costs of approximately $503,000, which were charged to equity, consisting of approximately a $350,000 advisory fee payable to the investment banker and $153,000 in legal fees. The investment banker agreed to defer payment of $175,000 of the advisory fee until February 2007. The deferred portion of the fee was paid on February 9, 2007 pursuant to the agreement with the investment banker. All other fees were paid at or subsequent to the closing.

Innopump, Inc, was established to capitalize on the commercial opportunities for innovation in packaging and dispensing within the consumer products industries. Innopump holds the exclusive worldwide license for a patented multi-chambered variable dispensing system for all category uses, marketed under the registered trademark "Versadial(R)". The patented system utilizes multiple volumetric pumps, controlled by a rotating head and disc system, providing the dispensing of precise fixed or variable ratios of distinct and separate fluids. The Versadial(R) custom blending dual dispensing head provides consumer packaged goods manufacturers with a new and innovative dispensing technique permitting precision measured blending by the consumer of lotions, creams and liquids.

The following discussion and analysis pertains to our operations for the three and six months ended December 31, 2006.

Liquidity and Capital Resources

The following table sets forth our working capital deficit as at December 31, 2006:

At December 31,
2006

Current assets	$1,564,773
Current liabilities	4,007,460

Working capital deficit	$(2,442,687)

At December 31, 2006, we had incurred cumulative losses of approximately $9.8 million since inception and $2.9 million for the six months ended December 31, 2006. We have a working capital deficit of approximately $2.4 million and a stockholders’ deficit of approximately $8.5 million as of December 31, 2006.

On August 9, 2006, concurrent with the merger, we sold 10% senior redeemable convertible debt (“Convertible Debt”) in the principal amount of $7.5 million to Fursa Master Global Event Driven Fund, L.P. (the “Investor”). The Convertible Debt bears interest at 10% per annum and is due on February 9, 2009. The proceeds were first used to pay approximately $1 million in financing and legal fees, $4.5 million in current notes payable and accrued interest and $250,000 in other current obligations which became due on the date of the merger. We received net proceeds of approximately $1.7 million, which management used for working capital needs.

At June 30, 2006, we had approximately $7.1 million in current notes payable and accrued interest. On August 9, 2006, prior to the merger, we converted $1.2 million of these notes into common stock. As noted above, we repaid approximately $4.5 million with the proceeds from the $7.5 million financing. The remaining current notes payable of approximately $1.5 million are primarily due to shareholders which management believes will be extended prior to maturity.

On September 29, 2006, we received $700,000 from a customer in the consumer products industry in exchange for our undertaking to deliver pre-production samples of a specially designed dual chamber dispensing pump and to fund pre-production tooling and mold expenses. We have no obligation to repay the advance, should the samples not satisfy the customer’s requirements. However, if the requirements are met, we anticipate that we will enter into an exclusive supply relationship with this customer for a term in excess of one year. If the exclusive supply relationship is entered into, as to which no assurance can be given, the $700,000 advance will be applied against future revenues and the customer will advance additional funds at that time.

On February 1, 2007, we entered into a Secured Line Of Credit Agreement (“Credit Agreement”) with Fursa Alternative Strategies, LLC (“Fursa”), allowing us to draw upon a $3,000,000 line of credit with a Maturity Date of 1 year from the date of the Credit Agreement, which may be extended for an additional 3 months. Fursa is the investment advisor to the Investor in the August 9 Agreement, as amended, described above. The per annum base Interest Rate applicable in each month that advances are drawn down or outstanding pursuant to the Credit Agreement is equal to the three month LIBOR rate as published on the first date of such month in the “Money Rates” section of The Wall Street Journal (rounded up or down to the nearest one-sixteenth of one percent) plus 700 basis points (7.0%). Upon a default under the terms of the Note, the Interest Rate would increase by 4%.

We recognize that we must generate additional revenue and sufficient gross profits to achieve profitable operations. Our plans to increase revenues include the continued building of our customer base and product line, especially in the food and cosmetic industries. We believes that the capital received as a result of the above transactions and the credit available under the secured line of credit will enable us to purchase the necessary capital equipment needed to expand our product line and increase production capacity during the next twelve months. In addition, it will allow us to continue to build our customer base as well as increase revenues with existing customers.

Based on the current operating plan and available cash and cash equivalents currently available, including borrowing under the Credit Agreement, we do not expect that we will need to obtain additional financing through the sale of equity securities, private placements, and/or bridge loans within the next twelve months, but there is no assurance that additional financing may not be needed. Additional financing, whether through public or private equity or debt financing, arrangements with stockholders or other sources to fund operations, may not be available, or if available, may be on terms unacceptable to us. The ability to maintain sufficient liquidity is dependent on our ability to generate revenues and raise additional capital. If additional equity securities are issued to raise funds, the ownership percentage of existing stockholders would be reduced. New investors may demand rights, preferences or privileges senior to those of existing holders of common stock. Debt incurred by us would be senior to equity in the ability of debt holders to make claims on the Company’s assets. The terms of any debt issued could impose restrictions on our operations, in addition to those imposed by the existing Convertible Debt and the Credit Agreement.

There can be no assurance that we will be successful in building our customer base and product line or that the available capital will be sufficient to fund current operations and the necessary capital expenditures until such time that the revenues increase. If we are unsuccessful in building our customer base or are unable to obtain additional financing on favorable terms there could be a material adverse effect on our financial position, results of operations and cash flows. The accompanying financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern.

Results of Operations - six month periods

Six months ended December 31, 2006 and 2005

REVENUES. Revenues during the six months ended December 31, 2006 were $440,970 as compared to revenues of $57,420 during the six months ended December 31, 2005, an increase of approximately 667%. In the period ended December 31, 2006, revenues were mainly attributable to two new customers in the cosmetic industry. In the period ended December 31, 2005, revenues were attributable to two small customers in the food industry. We believe that our sales should continue to grow in the future as we strengthen our sales force, increase our production capacity with both new and improved equipment, and are able to introduce new products into the market which should enable us to diversify and increase our customer base.

GROSS MARGIN. Cost of revenues - direct costs, which consist of direct labor, overhead and product costs, were $413,691 (94% of revenues) for the six months ended December 31, 2006 as compared to $48,499 (84% of revenues) for the period ended December 31, 2005. The increase for 2006 is a result of the increase in revenues. The increase as a percent of revenues is related to additional labor costs required on one product line which is not yet fully automated. Cost of revenues - indirect costs, which consist of indirect labor, quality control costs, factory maintenance, product development and depreciation, were $315,872 for the six months ended December 31, 2006 as compared to $186,881 for the period ended December 31, 2005. The increase was due primarily to increased depreciation of approximately $60,000 due to the purchase of more manufacturing equipment, approximately $106,000 in product design including samples and prototype parts, and additional labor for overseas administration, testing and development in 2006 as compared to approximately $76,000 in 2005 and increased quality control and factory maintenance costs as revenues increased. Gross margin was a deficit of $(288,593) for the six months ended December 31, 2006 as compared to a deficit of $(177,960) for the period ended December 31, 2005, representing gross margins of approximately (65)% and (310)% of revenues, respectively. The negative gross margin percentage in both periods is attributable to revenues which could not cover indirect costs. We believe that these indirect costs, which are primarily related to depreciation and the development of a new smaller dispenser, will decrease as products become introduced into the marketplace and that revenues will increase to cover these costs. We also believe direct costs will decrease on a percentage of revenue basis as labor becomes streamlined with the addition of new assembly equipment and that production capacity will increase with the purchase of additional molds with higher cavity production capabilities.

OPERATING EXPENSES. General and administrative expenses totaled $1,483,709 for the six months ended December 31, 2006, as compared to $843,405 for the period ended December 31, 2005, an increase of approximately 76%. This increase of approximately $641,000 is primarily attributable to an increase in the royalties due the licensor under contract of $50,000, an increase in consulting fees of $301,000 as more general consultants were used in 2006 for sales, administrative and development functions, an increase in salaries and benefits of $264,000 as we established a financial and sales staff which did not exist in 2005, and an increase in other general expenses of approximately $26,000 due to the growth of the operations of the Company.

NET LOSS. The net loss during the six months ended December 31, 2006 aggregated $2,881,212 as compared to $1,173,367 for the six months ended December 31, 2005, an increase of approximately $1,698,000. The increase in net loss is attributable to the increases in general and administrative expenses and cost of revenues as described above. In addition, interest expense increased by approximately $640,000 in 2006 due to increased debt obligations. We also incurred financing and debt discount costs which are being amortized over the life of the related debt obligations of approximately $302,000 for the six months ended December 31, 2006 as compared to approximately $40,000 for the period ended December 31, 2005 due to the increased debt in the current period. We believe that revenues will continue to increase as new products are introduced and we are able to grow our customer base, and direct costs should decrease as production becomes more automated, allowing operating expenses and indirect costs to be covered and an improvement in the gross margin.

Three months ended December 31, 2006 and 2005

REVENUES. Revenues during the three months ended December 31, 2006 were $421,495 as compared to revenues of $44,620 during the three months ended December 31, 2005, an increase of approximately 884%. In the period ended December 31, 2006, revenues were mainly attributable to two new customers in the cosmetic industry. In the period ended December 31, 2005, revenues were attributable to two small customers in the food industry. We believe that our sales should continue to grow in the future as we strengthen our sales force, increase our production capacity with both new and improved equipment, and are able to introduce new products into the market which should enable us to diversify and increase our customer base.

GROSS MARGIN. Cost of revenues - direct costs, which consist of direct labor, overhead and product costs, were $391,926 (93% of revenues) for the three months ended December 31, 2006 as compared to $37,059 (83% of revenues) for the period ended December 31, 2005. The increase for 2006 is a result of the increase in revenues. The increase as a percent of revenues is related to additional labor costs required on one product line which is not yet fully automated. Cost of revenues - indirect costs, which consist of indirect labor, quality control costs, factory maintenance, product development and depreciation, were $166,932 for the three months ended December 31, 2006 as compared to $94,383 for the period ended December 31, 2005. The increase was due primarily to increased depreciation of approximately $32,000 due to the purchase of more manufacturing equipment, approximately $56,000 in product design including samples and prototype parts, and additional labor for overseas administration, testing and development in 2006 as compared to approximately $39,000 in 2005 and increased quality control and factory maintenance costs as the revenues increased. Gross margin was a deficit of $(137,363) for the three months ended December 31, 2006 as compared to a deficit of $(86,822) for the period ended December 31, 2005, representing gross margins of approximately (33)% and (195)% of revenues, respectively. The negative gross margin percentage in both periods is attributable to revenues which could not cover indirect costs. We believe that these indirect costs, which are primarily related to depreciation and the development of a new smaller dispenser, will decrease as products become introduced into the marketplace and that revenues will increase to cover these costs. We also believe direct costs will decrease on a percentage of revenue basis as labor becomes streamlined with the addition of new assembly equipment and that production capacity will increase with the purchase of additional molds with higher cavity production capabilities.

OPERATING EXPENSES. General and administrative expenses totaled $786,531 for the three months ended December 31, 2006, as compared to $459,971 for the period ended December 31, 2005, an increase of approximately 71%. This increase of approximately $327,000 is primarily attributable to an increase in the royalties due the licensor under contract of $25,000, an increase in consulting fees of $187,000 as more general consultants were used in 2006 for sales, administrative and development functions, and an increase in salaries and benefits of $115,000 as we established a financial and sales staff which did not exist in 2005.

NET LOSS. The net loss during the three months ended December 31, 2006 aggregated $1,634,489 as compared to $645,229 for the three months ended December 31, 2005, an increase of approximately $989,000. The increase in net loss is attributable to the increases in general and administrative expenses and cost of revenues, as described above. In addition, interest expense increased by approximately $412,000 in 2006 due to increased debt obligations. We also incurred financing and debt discount costs which are being amortized over the life of the related debt obligations of approximately $192,000 for the three months ended December 31, 2006 as compared to approximately $26,000 for the period ended December 31, 2005 due to the increased debt in the current period. We believe that revenues should continue to increase as new products are introduced and the Company is able to grow its customer base, and direct costs should decrease as production becomes more automated, allowing operating expenses and indirect costs to be covered and an improvement in the gross margin.

Results of Operations - fiscal years

Fiscal years ended June 30, 2006 and 2005

REVENUES. During the year ended June 30, 2006, we had revenues of $223,404 as compared to revenues of $113,297 during the year ended June 30, 2005, an increase of approximately 97%. In 2005, the revenue was primarily attributable to one customer in the food industry. In 2006, approximately 42% of the revenue was attributable to two customers in the food industry and approximately 58% was attributable to three customers in the cosmetic and beauty industries. We believe that our sales shall continue to grow as we strengthen our sales force and are able to introduce new products and our customer base is diversified.

GROSS MARGIN. Cost of revenues - direct costs, which consist of direct labor, overhead and product costs, were $170,163 (76% of revenues) for the year ended June 30, 2006 as compared to $100,347 (89% of revenues) for the year ended June 30, 2005. The increase for 2006 is a result of the increase in revenues. The decrease as a percent of revenues is related to lower production labor costs. The labor for the one product manufactured in 2005 for one customer required more processes and manual labor than the products manufactured in 2006. Cost of revenues - indirect costs, which consist of indirect labor, quality control costs, factory maintenance, product development and depreciation, were $509,410 for the year ended June 30, 2006 as compared to $323,552 for the year ended June 30, 2005. The increase was due primarily to increased depreciation of approximately $63,000 due to the purchase of more manufacturing equipment and approximately $216,000 in product design including samples and prototype parts, and additional labor for testing and development in 2006 as compared to $93,000 in 2005. Gross margin was a deficit of $(456,169) for the year ended June 30, 2006 as compared to a deficit of $(310,602) for the year ended June 30, 2005, representing gross margins of approximately (204)% and (274)% of revenues, respectively. The improvement in our gross margin percentage is attributable to increased revenues, decreased direct costs as a percentage of revenues, which are offset by an increase in indirect costs of revenues as described. We believe that these indirect costs, which are primarily related to the development of a new smaller dispenser, will decrease as products become introduced into the marketplace and as revenues increase to cover these costs. We also believe direct costs should decrease on a percentage of revenue basis as labor becomes streamlined with the addition of new assembly equipment and that production capacity should increase with the purchase of additional molds with higher cavity production capabilities.

OPERATING EXPENSES. General and administrative expenses totaled $2,240,987 for the year ended June 30, 2006, as compared to $1,127,980 for the year ended June 30, 2005, an increase of approximately 99%. This increase of approximately $1,113,000 is primarily attributable to an increase in the technical consultant fee and royalties due the licensor under contract of $100,000, an increase in consulting fees of $92,000 as more general consultants were used in 2006 for sales and other administrative functions, an increase in salaries of $463,000 we established a financial and sales staff which did not exist in 2005, an increase in legal and professional fees of $278,000 as there became a greater need for these services in conjunction with financing and the merger, and an increase in travel expenses of approximately $40,000 as more overseas travel was required in 2006 as manufacturing procedures and processes were being developed. The balance of the increase was comprised of increases in various costs due to the growth of our operations.

NET LOSS. We had a net loss of $3,158,792 for the year ended June 30, 2006 as compared to $1,602,718 for the year ended June 30, 2005, an increase of approximately $1,556,000. The increase in net loss is attributable to the increases in general and administrative and cost of revenues as described above. In addition, interest expense increased by approximately $202,000 in 2006 due to increased debt obligations. We believes that revenues should continue to increase as we introduce new products and are able to grow our customer base, and direct costs should decrease as production becomes more automated, allowing operating expenses and indirect costs to be covered and an improvement in the gross margin.

Fiscal years ended June 30, 2005 and 2004

REVENUES. During the year ended June 30, 2005, we had revenues of $113,297 as compared to revenues of $88,414 during the year ended June 30, 2004, an increase of approximately 28%. In 2004, the revenue was attributable to one customer in the cosmetic industry and in 2005 the revenue was primarily attributable to one customer in the food industry. We believe that our sales should continue to grow as we strengthen our sales force and are able to introduce new products and our customer base is diversified.

GROSS MARGIN. Cost of revenues - direct costs, which consist of direct labor, overhead and product costs, were $100,347 for the year ended June 30, 2005 as compared to $63,121 for the year ended June 30, 2004. The increase for 2005 is a result of both the increase in revenues and the increase in production labor costs. The labor for the product manufactured in 2005 required more processes and manual labor than the product manufactured in 2004. Cost of revenues - indirect costs, which consist of indirect labor, quality control costs, factory maintenance, product development and depreciation, were $323,552 for the year ended June 30, 2005 as compared to $146,807 for the year ended June 30, 2004. The increase was due primarily to increased depreciation of approximately $68,000 due to the purchase or more manufacturing equipment and approximately $91,000 in product design and additional labor for testing and development in 2005 as compared to $23,000 in 2004. Gross margin was a deficit of $(310,602) for the year ended June 30, 2005 as compared to a deficit of $(121,514) for the year ended June 30, 2004, representing gross margins of approximately (274)% and (137)% of revenues, respectively. The decline in our gross margin percentage is attributable to increased direct and indirect cost of revenues as described. We believe that these indirect costs should decrease as products become introduced into the marketplace and as revenues increase to cover these costs. We also believe direct costs should decrease on a percentage of revenue basis as labor becomes streamlined with the addition of new equipment.

OPERATING EXPENSES. General and administrative expenses totaled $1,127,980 for the year ended June 30, 2005, as compared to $573,057 for the year ended June 30, 2004, an increase of approximately 97%. This increase of approximately $555,000 is primarily attributable to an increase in the technical consultant fee and royalties due the licensor under contract of $130,000, an increase in consulting fees of $42,000 as more general consultants were used in 2005 for sales and other administrative functions, the inception of the payment of salaries of $100,000 which did not exist in 2004, an increase in legal and professional fees of $156,000 as there became a greater need for these services, and an increase in travel expenses of approximately $40,000 as more overseas travel was required in 2005 as manufacturing procedures and processes were being developed.

NET LOSS. We had a net loss of $1,602,718 for the year ended June 30, 2005 as compared to $838,848 for the year ended June 30, 2004, an increase of approximately $765,000. The increase in net loss is attributable to the increases in general and administrative and cost of revenues as described above. In addition, interest expense increased by approximately $69,000 in 2005 due to increased debt obligations. We believe that revenues will continue to increase as we introduce new products and automate production which should cover operating expenses and indirect costs and improve the gross margin.

Off-balance sheet arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Inflation

We believe that inflation has not had a material effect on our operations to date.

Critical accounting policies and estimates

General. Our financial statements are impacted by the accounting policies used, and the estimates and assumptions made, by management during their preparation. A summary of the significant accounting policies can be found in the Notes to the Financial Statements. Presented below is a description of the accounting policies that we believe are most critical to understanding the financial statements.

Basis of Presentation

Our fiscal year ends on June 30, and therefore references to fiscal 2006 and 2005 refer to the fiscal years ended June 30, 2006 and June 30, 2005, respectively. Our fiscal year end was December 31, which was changed to June 30 to conform to the year end of Innopump, the accounting acquirer.

Our condensed consolidated financial statements reflect the historical results of the predecessor entity, Innopump, prior to August 9, 2006 and the consolidated results of the operations of Versadial subsequent to the acquisition date of August 9, 2006.

The common stock and per share information in the consolidated financial information and related notes have been retroactively adjusted to give effect to the reverse merger on August 9, 2006.

Principles of Consolidation

In December 2003, the Financial Accounting Standards Board (“FASB”) revised FASB Interpretation 46, “Consolidation of Variable Interest Entities” (FIN 46R”). FIN 46R requires certain variable interest entities (“VIE”) to be consolidated by the primary beneficiary entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.

We are the primary beneficiary of SCG under FIN 46R. SCG, as a result of the business acquisition described previously, is no longer an operating entity and is dependent on us for all of its income consisting of future royalties and license fees. The consolidated financial statements include the accounts of Versadial and SCG. All intercompany transactions and balances have been eliminated in consolidation.

Depreciation and Amortization

Property and equipment is recorded at cost less accumulated depreciation and amortization. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the related assets. Innopump provides for depreciation and amortization over the following estimated useful lives:

Machinery and equipment	7 Years
Molds	3 Years
Computer equipment	3 Years

Costs of maintenance and repairs are expensed as incurred while betterments and improvements are capitalized.

Revenue Recognition

Revenues are generally recognized at the time of shipment. Deposits are required deposits from certain customers which are recorded as current liabilities until the time of shipment.

Impairment of Long-Lived Assets

Certain long-lived assets are reviewed at least annually to determine whether there are indications that their carrying value has become impaired, pursuant to guidance established in SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". We considers assets to be impaired if the carrying value exceeds the future projected cash flows from related operations (undiscounted and without interest charges). If impairment is deemed to exist, the assets will be written down to fair value. Management also reevaluates the periods of amortization to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Foreign Currency Transactions

We comply with SFAS No. 52 “Foreign Operations and Currency Translation”. All foreign currency transaction gains and losses are included in our net income (loss) in the period the exchange rate changes.

Fair Value of Financial Instruments

The fair value of our assets and liabilities, which qualify as financial instruments under SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," approximate the carrying amounts presented in the consolidated balance sheet.

Derivative Financial Instruments

We account for non-hedging contracts that are indexed to, and potentially settled in, its own common stock in accordance with the provisions of EITF No. 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock". These non -hedging contracts accounted for in accordance with EITF No. 00-19 include freestanding warrants and options to purchase our common stock as well as embedded conversion features that have been bifurcated from the host financing contract in accordance with the requirements of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". Under certain circumstances that could require us to settle these equity items in cash or stock, and without regard to probability, EITF 00-19 could require the classification of all or part of the item as a liability and the adjustment of that reclassified amount to fair value at each reporting date, with such adjustments reflected in our consolidated statements of operations.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments” which amends SFAS No. 133 and SFAS No. 140. SFAS No. 155 permits hybrid financial instruments that contain an embedded derivative that would otherwise require bifurcation to irrevocably be accounted for at fair value, with changes in fair value recognized in the statement of income. The fair value election may be applied on an instrument-by-instrument basis. SFAS No. 155 also eliminates a restriction on the passive derivative instruments that a qualifying special purpose entity may hold. SFAS No. 155 is effective for those financial instruments acquired or issued after December 1, 2006. At adoption, any difference between the total carrying amount of the individual components of the existing bifurcated hybrid financial instrument and the fair value of the combined hybrid financial instrument will be recognized as a cumulative-effect adjustment to beginning retained earnings. We do not expect the new standard to have any material impact on its financial position and results of operations.

In July 2006, the FASB issued FASB Interpretation (“FIN”) No. 48, “Accounting for Uncertainty in Income Taxes”, an Interpretation of FASB Statement No. 109. FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes.” FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The new standard also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. The provisions of FIN No. 48 are effective for fiscal years beginning after December 15, 2006. We do not expect the new standard to have any material impact on its financial position and results of operations.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”, an amendment of FASB Statements No. 87, 88, 106, and 132(R).  SFAS No. 158 requires an employer to: (a) recognize in its statement of financial position an asset for a plan’s overfunded status or a liability for a plan’s underfunded status; (b) measure a plan’s assets and its obligations that determine its funded status as of the end of the employer’s fiscal year (with limited exceptions); (c) recognize changes in the funded status of a defined benefit postretirement plan in the year in which the changes occur. Those changes will be reported in comprehensive income of a business entity and in changes in net assets of a not-for-profit organization.  The requirement to recognize the funded status of a benefit plan and the disclosure requirements are effective for us for the fiscal year ending on July 31, 2007.  The requirement to measure plan assets and benefit obligations as of the date of our fiscal year-end balance sheet is effective for us for the fiscal year ending July 31, 2009.  We do not expect the new standard to have any material impact on its financial position and results of operations.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measures". This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, expands disclosures about fair value measurements, and applies under other accounting pronouncements that require or permit fair value measurements. SFAS No. 157 does not require any new fair value measurements. However, the FASB anticipates that for some entities, the application of SFAS No. 157 will change current practice. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, which for us would be our fiscal year beginning January 1, 2008. We are currently evaluating the impact of SFAS No. 157 but do not expect that it will have a material impact on our financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities". This Statement permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We are currently assessing the impact of SFAS No. 159 on our financial position and results of operations.

DESCRIPTION OF PROPERTY

Our headquarters is currently located in approximately 4,500 square feet of office space at 305 Madison Avenue, New York, New York 10165. The balance of our operations is conducted by third party subcontractors. We own all the molds and assembly equipment utilized in our manufacturing process located at these vendors.

In the opinion of management, our property is adequately covered by insurance. The molds and manufacturing equipment utilized in our operations is in good working order, normal wear and tear excepted. Our property is subject to liens in favor of the Investor and Lender.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transactions of Innopump

There were three outstanding notes with Richard Harriton, a director and major shareholder of the Company reflected on the financial statements prior to the merger with CARS: an 8% per annum note in the principal amount of $1,098,536 due from SCG which matures, as extended, on March 31, 2007 and a $300,000 8% per annum note with Innopump which matured on the earlier of October 30, 2006 or the date of the merger of Innopump with CARS. The $300,000 note was paid at the closing on August 9, 2006. On April 22, 2005, Innopump signed a $250,000 promissory note with Richard Harriton. The note bears interest at 8%, was collateralized by the assets of Innopump, and was due with interest on October 22, 2005. On January 17, 2006, Richard Harriton, agreed to extend the due date of the related debt to June 15, 2006. On June 20, 2006, he agreed to extend the due date of the debt to July 30, 2006. The interest rate on the note accrued at the default rate of interest of 14%, commencing June 16, 2006 until maturity. This note was paid at the closing on August 9, 2006.

There were two outstanding notes with Matthew Harriton reflected on the financial statements prior to the merger with CARS: a $100,000 8% per annum note due from SCG which matures, as amended, on March 31, 2007 and has a remaining balance of $70,000, and a $100,000 8% per annum note with Innopump which matured on the earlier of October 30, 2006 or the date of the merger of Innopump with CARS. Mr. Matthew Harriton is a consultant of Innopump and the son of Richard Harriton. The $100,000 outstanding note due from Innopump was paid at the closing on August 9, 2006.

In April 2005, Innopump entered into a three-year consulting agreement with an entity owned by Richard Harriton which provides for an annual fee of $65,000 in the first year and $50,000 the following two years. The fees are payable as follows: $15,000 upon execution of the agreement and quarterly thereafter commencing with equal installments payable on June 30, September 30, December 31 and March 30 thereafter.

During the year ended June 30, 2004, Innopump leased office space on a month-to-month basis from an entity controlled by Richard Harriton. The sublease was terminated in April 2004. Rent expense for the year ended June 30, 2004 was approximately $41,000 as related to this sublease.

Effective May 1, 2004, SCG entered into a lease agreement for its corporate offices and started to sublease office space, on a month to month basis, to various related entities including Innopump. Innopump’s monthly rental payments to SCG are approximately $12,000.

On June 21, 2006, Innopump, entered into a Sublicense Agreement (the "Sublicense Agreement") with VDM Holdings, LLC , an entity majority owned by the stockholders and officers of Innopump. The Sublicense Agreement grants VDM Holdings, LLC the exclusive right to exploit and market the Dispensers through direct response marketing and non-exclusively through other selected channels of distribution in consideration of a 3.5% royalty based on sales and the purchase of certain minimum quantities on an annual basis. The minimum order quantities to maintain exclusivity are 40,000 dispensers for the period of inception through December 31, 2006, 75,000, and 115,000 for the calendar years 2007 and 2008 respectively and a 5% increase annually thereafter for the term of the Sublicense Agreement. The Sublicense Agreement has a term which is identical to the term of that certain Amended and Restated License Agreement dated as of January 1, 2003 between Gerhard Brugger and SCG which was subsequently sublicensed to Innopump.

We believe that the terms of the transactions listed above were equivalent to, or as favorable as, terms in transactions with non-affiliates.

Transactions of CARS prior to merger

Set forth below are the related party transactions between CARS’s shareholders, officers and/or directors, and CARS.

ODC Partners, LLC on July 1, 2003, entered into a Revolving Convertible Credit Facility with CARS, which requires ODC to lend CARS up to $100,000 during the credit period. Daniel Myers, the Chairman and President of CARS prior to the merger with Innopump, is the manager of ODC Partners, LLC. As of July 31, 2006 the balance of the loan payable was $100,000. On July 31, 2006 ODC Partners converted the Revolving Convertible Credit Facility into 222,223 shares of common stock.

We believe that the terms of the transactions listed above were equivalent to, or as favorable as, terms in transactions with non-affiliates.

Transactions of Versadial Subsequent to Merger

On August 9, 2006, in connection with the Merger, we sold 10% senior redeemable convertible debt (“Convertible Debt”) under the terms of a Securities Purchase Agreement (the “August 9 Agreement”) in the principal amount of $7.5 million to Mellon HBV Master U.S. Event Driven Fund and Mellon HBV Master Global Event Driven Fund (now known as Fursa Master Global Event Driven Fund, LP, and referred to herein as the “Investor”) in exchange for $7.5 million in cash. The proceeds from the Convertible Debt were used for working capital, capital expenditures, mandatory debt repayment, and general corporate purposes. Contemporaneously, we entered into a Registration Rights Agreement with the Investor. This Registration Statement is filed to satisfy or obligations under the Registration Rights Agreement.

Interest accrues at 10% per annum, payable in cash or paid in kind (“PIK”) at our option, on the one year anniversary of the date of issuance with respect to the first year of accrued interest and quarterly in arrears thereafter. Any interest not paid when due will accrue and will be added to the principal in determining the number of shares of Common Stock issuable upon conversion of the Convertible Debt. The Convertible Debt matures 30 months after the date of issuance (“Maturity Date”). We do not have the option to prepay the Convertible Debt prior to the Maturity Date. We must redeem 100% of the Convertible Debt, unless earlier converted, for an amount equal to 120% of the outstanding principal plus accrued interest, on the Maturity Date.

The Convertible Debt is convertible into 6,373,415 shares of our common stock. The price per share is equal to $16 million divided by the number of outstanding shares of the Surviving Company on a fully-diluted basis (“Original Purchase Price”). This conversion price is subject to weighted-average, anti-dilution protection on all subsequent financings by us. The Investor has the right at any time and from time to time prior to the Maturity Date, to convert, in whole or in part, outstanding Convertible Debt and any accrued interest into our common stock at the Investor’s discretion.

The Investor also received warrants to purchase 1,402,153 shares of common stock at an exercise price of $1.17675 per share. The warrants have a five (5) year term expiring on August 9, 2011. The warrants are exercisable for our common stock at any time prior to expiration and permit cashless exercise.

On October 17, 2006, we entered into an Amendment with the Investor (the “Amendment”) to the August 9 Agreement.

In consideration of the deletion of the EBITDA targets set forth in the August 9 Agreement, we issued to the Investor, additional warrants, for an aggregate of 318,672 shares of our common stock at an initial exercise price of $1.17675 per share, with an expiration date of August 9, 2011.

If we do not meet certain product testing requirements of a prospective customer by March 31, 2007, we shall issue to the Investor further additional warrants for an aggregate of 318,672 shares of our common stock at an initial exercise price of $1.17675 per share, with an expiration date of August 9, 2011 (the “Further Additional Warrants”). The testing requirements are in conjunction with the creation of products for a potential customer. The Further Additional Warrants will be issued on the earlier of the potential customer advising us to cease efforts to meet the testing requirement or our failure to meet such requirements by March 31, 2007. The obligation to issue the Further Additional Warrants shall terminate when we meet the potential customer’s testing requirements and the product is accepted by the potential customer.

On November 10, 2006 we entered into an additional Amendment to the August 9 Agreement and related Registration Rights Agreement with the Investor that deferred, until December 31, 2006, the date by which we had to reincorporate in Delaware, effect a reverse stock split in an amount mutually agreeable to the Investor and us, and file this registration statement without incurrence of a penalty.

On February 1, 2007, we entered into a Secured Line of Credit Agreement (the “Credit Agreement”) with Fursa Alternative Strategies, LLC (the “Lender”), which acts as the investment advisor to the Investor, allowing us to draw upon a $3,000,000 line of credit with a maturity date of 1 year from the date of the Credit Agreement, which may be extended for an additional 3 months. The per annum base Interest Rate applicable in each month that advances are drawn down or outstanding pursuant to the Credit Agreement is equal to the three month LIBOR rate as published on the first date of such month in the “Money Rates” section of The Wall Street Journal (rounded up or down to the nearest one-sixteenth of one percent) plus 700 basis points (7.0%). Upon a default under the terms of the Note, the Interest Rate would increase by 4%. In connection with the Credit Agreement, we granted warrants to each of the Lender (for the benefit of the Investor) and Sagamore Hill Capital, LLC, an affiliate of the Lender (“Sagamore”), to purchase respectively, one million eighty four thousand five hundred and forty three (1,084,543) shares of our common stock. The warrants are exercisable for five years from the date of issuance at an initial exercise price equal to $2.475 per share subject to adjustment under certain events.

In the event that we do not secure certain purchase order(s) on or prior to March 31, 2007, the applicable Interest Rate after such date shall increase by 2% and we shall issue to each of the Lender and Sagamore additional warrants to purchase, respectively, five hundred forty two thousand two hundred and seventy two (542,272) shares of our common stock representing in aggregate 1,084,544 shares at an initial exercise price of $2.475 per share subject to adjustment under certain events, exercisable for five years from the date of issuance.

If we secure such purchase orders on or prior to June 30, 2007, 25% of the total number of initial warrants issued in regard to the Credit Agreement shall be automatically redeemed by us for no additional consideration. Upon the expiration or termination of the credit facility under the Credit Agreement, whichever occurs first, we have the option to purchase 25% of the total number of initial warrants issued at an aggregate purchase price of $250,000.

On February 16, 2007, we entered into a further Amendment to the August 9 Agreement and related Registration Rights Agreement with the Investor that deferred, until March 16, 2007, the date by which we had to effect a reverse stock split in an amount mutually agreeable to the Investor and us, and file this registration statement without incurrence of a penalty. The further Amendment in lieu of requiring us to contemporaneously reincorporate in Delaware gave to the Investor the right, exercisable at any time during the period commencing twelve months after the date of the Agreement and terminating thirty-six months thereafter, to require us, on demand, to promptly thereafter reincorporate in Delaware.

On March 2, 2007, we changed our corporate name to Versadial, Inc., and effected a one for forty-five reverse stock split. References in this prospectus to numbers of outstanding shares of common stock give effect to this reverse stock split.

We are also required, by our Registration Rights Agreement, to file a registration statement with the SEC covering the common stock underlying the Convertible Debt and the Warrants at the demand of the Investor. This Registration Statement is filed to satisfy our obligations under the Registration Rights Agreement.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

(a)  Market Information

Our common stock is traded on the Over-The-Counter Bulletin Board under the symbol VSDL since March 2, 2007. Previously our stock traded under the symbol CAUL on the Over-The-Counter Bulletin Board. The following table sets forth the high and low sales prices for our common stock for the fiscal quarter indicated. The bid prices reflect inter-dealer quotations, do not include retail mark-ups, markdowns or commissions and do not necessarily reflect actual transactions. The prices do not reflect the one for forty-five reverse stock split that took effect on March 2, 2007.

		High	Low

2005	Third Quarter	0.17	0.07
	Fourth Quarter	0.10	0.05
2006	First Quarter	0.12	0.05
	Second Quarter	0.11	0.05
	Third Quarter	0.10	0.05
	Fourth Quarter	0.08	0.04
2007	First Quarter	0.12	0.03
	Second Quarter	0.09	0.025

(b) As of March 14, 2007, we estimate that there are approximately 144 shareholders of record, including shareholders whose shares are held in the name of their brokers or stock depositories.

(c) We have never paid any dividends on our common stock or preferred stock. We do not anticipate paying any dividends on any class of stock in the foreseeable future.

(d)  Equity Compensation Plan Information. We currently do not have any equity compensation plans.

EXECUTIVE COMPENSATION

The following table summarizes all compensation received by our previous Chief Executive Officer, President and Chief Financial Officer in fiscal years 2006, 2005 and 2004.

Summary Compensation Table

					LONG TERM COMPENSATION
		ANNUAL COMPENSATION			AWARDS		PAYOUTS
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Awards ($)	Securities Underlying Options/SARs	LTIP Payout ($)	All Other Compen-sation ($)

Daniel Myers,	2006	--
Former CEO	2005	--
and CFO	2004	--

(1)	CARS has not paid any salaries or other compensation to its officers, directors or employees for the years ended June 30, 2006, 2005 and 2004.

The following table summarizes all compensation received by our current Chief Executive Officer and former President in the current fiscal year :

Summary Compensation Table

					LONG TERM COMPENSATION
		ANNUAL COMPENSATION			AWARDS		PAYOUTS
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Awards ($)	Securities Underlying Options/SARs	LTIP Payout ($)	All Other Compen-sation ($)

Geoffrey Donaldson	2006	$237,500
CEO

Paul Block President (1)	2006	66,668

(1) Mr. Block resigned in December 2006.

EXPERTS

The financial statements of Innopump, Inc. D/B/A Versadial as of June 30, 2006 have been audited by Rothstein, Kass & Company, P.C., an independent registered public accounting firm, as stated in its report included herein. These financial statements have been included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

LEGAL MATTERS

Certain legal matters with respect to the validity of the shares of common stock being offered hereby will be passed on for us by Beckman, Lieberman & Barandes, LLP. A total of 4,635 shares of our common stock, issuable upon the exercise of warrants owned by Beckman, Lieberman & Barandes, LLP, are registered for resale pursuant to this Registration Statement.

WHERE YOU CAN FIND MORE INFORMATION

The effectiveness of this registration statement will render us subject to the informational requirements of the Exchange Act, and, we will file reports, proxy statements and other information with the Securities and Exchange Commission as required by federal law. These reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Securities Exchange Commission. Investors may read and copy any of these reports, statements, and other information at the SEC’s public reference room located at 100 F. Street, N.E,, , Washington, D.C., 20549, or any of the SEC’s other public reference rooms. Investors should call the SEC at l-800-SEC-0330 for further information on these public reference rooms upon payment of the fees prescribed by the Securities Exchange Commission. These SEC filings are also available free at the SEC’s web site at www.sec.gov.

This prospectus does not contain all of the information set forth in the registration statement, parts of which are omitted to comply with the rules and regulations of the Securities Exchange Commission. For further information, please see the registration statement in its entirety.

FINANCIAL STATEMENTS

The consolidated financial statements for Versadial, Inc. (formerly Carsunlimited.com, Inc.) for the six months ended December 31, 2006 and 2005 (unaudited) and the financial statements for Innopump, Inc. d/b/a/ Versadial for the years ended June 30, 2006 and 2005 (audited) are incorporated herein by reference to Exhibits 99.1 and 99.2 to this Form SB-2.

PART II - INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 24. Indemnification of Directors

Under the provisions of the Articles of Incorporation and By-Laws of Registrant, each person who is or was a director or officer of Registrant shall be indemnified by Registrant as of right to the full extent permitted or authorized by the Nevada Revised Statutes.

Under such law, to the extent that such person is successful on the merits in the defense of a suit or proceeding brought against him by reason of the fact that he is a director or officer of Registrant, he shall be indemnified against expenses (including attorneys' fees) reasonably incurred in connection with such action.

If unsuccessful in defense of a third-party civil suit or a criminal suit is settled, such a person shall be indemnified under such law against both (1) expenses (including attorneys' fees) and (2) judgments, fines and amounts paid in settlement if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of Registrant, and with respect to any criminal action, had no reasonable cause to believe his conduct was unlawful.

If unsuccessful in defense of a suit brought by or in the right of Registrant, or if such suit is settled, such a person shall be indemnified under such law only against expenses (including attorneys' fees) incurred in the defense or settlement of such suit if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of Registrant, except that if such a person is adjudicated to be liable in such suit for negligence or misconduct in the performance of his duty to Registrant, he cannot be made whole even for expenses unless the court determines that he is fairly and reasonably entitled to be indemnified for such expenses.

Item 25. Other Expenses of Issuance and Distribution

The estimated expenses of the distribution, all of which are to be borne by us, are as follows. All amounts are estimates except the Securities and Exchange Commission registration fee:

Registration Fee	$1,000
Accounting Fees and Expenses	10,000
Legal Fees and Expenses	25,000
Miscellaneous	4,000
Total	$40,000

Item 26. Recent Sales of Unregistered Securities

Pursuant to the Merger Agreement, the Registrant issued 12,625,243 shares of the common stock (the “Shares”) to Innopump Shareholders in exchange for 100% of the common stock of Innopump.

The issuance of the Shares to Innopump Shareholders pursuant to the Merger Agreement was exempt from registration under the Securities Act pursuant to Section 4(2) and/or Regulation D thereof. We made this determination based on the representations of Innopump Shareholders which included, in pertinent part, that such shareholders were "accredited investors" within the meaning of Rule 501 of Regulation D promulgated under the Securities Act and that such shareholders were acquiring our common stock, for investment purposes for their own respective accounts and not as nominees or agents, and not with a view to the resale or distribution thereof, and that each member understood that the shares of our common stock may not be sold or otherwise disposed of without registration under the Securities Act or an applicable exemption therefrom.

Pursuant to the Debt Financing, the Registrant issued Convertible Debt in the principal amount of $7.5 million to the Investor. This debt is convertible into 6,373,415 shares of common stock. In addition, the Investor was issued 1,402,153 warrants which are exercisable at $1.17675 and have a 5 year term.

Subsequent to the Debt Financing, on October 17, 2006 in consideration of the deletion of certain EBITDA targets originally included in the Debt Financing, we issued to the Investors additional warrants exercisable for an aggregate of 318,672 shares of our common stock.

The issuance of the Convertible Debt and the warrants to the Investor pursuant to the Debt Financing , and on October 17, 2006 was exempt from registration under the Securities Act pursuant to Section 4(2) and/or Regulation D thereof. We made this determination based on the representations of the Investors which included, in pertinent part, that such shareholders were "accredited investors" within the meaning of Rule 501 of Regulation D promulgated under the Securities Act and that such shareholders were acquiring our securities, for investment purposes for their own respective accounts and not as nominees or agents, and not with a view to the resale or distribution thereof, and that each member understood that the convertible debt, warrants and shares of our common stock underlying such debt or warrants may not be sold or otherwise disposed of without registration under the Securities Act or an applicable exemption therefrom.

Pursuant to the Line of Credit Agreement, the Registrant granted warrants to each of the Lender and Sagamore Hill Capital, LLC, an affiliate of the Lender, to purchase respectively, 1,084,543 shares of our common stock. The warrants are exercisable for five years from the date of issuance at an initial exercise price equal to $2.475 per share subject to adjustment under certain events.

The issuance of the warrants to the Lender and to Sagamore Hill Capital, LLC on February 1, 2007 in connection with the Line of Credit was exempt from registration under the Securities Act pursuant to Section 4(2) and/or Regulation D thereof. We made this determination based on the representations of the Lender and Sagamore Hill Capital, LLC which included, in pertinent part, that such holders were "accredited investors" within the meaning of Rule 501 of Regulation D promulgated under the Securities Act and that such holders were acquiring our securities, for investment purposes for their own respective accounts and not as nominees or agents, and not with a view to the resale or distribution thereof, and that each understood that the shares of our common stock underlying such warrants may not be sold or otherwise disposed of without registration under the Securities Act or an applicable exemption therefrom.

Item 27. Exhibits

EXHIBITS

3.1	Articles of Incorporation, as amended. *

3.2	By-Laws. **

4.1	Form of Common Stock Certificate.

4.2
Registration Rights Agreement dated August 9, 2006 among the Company and Mellon HBV Master US Event Driven Fund, LP and Mellon HBV Master Global Event Driven Fund, LP (together, now named Fursa Master Global Event Driven Fund). ***

4.3	Securities Purchase Agreement dated August 9, 2006 between the Company and Fursa Master Global Event Driven Fund, LP

4.4	Security Agreement dated August 9, 2006 from the Company to Fursa Master Global Event Driven Fund, LP

4.5	Guaranty from Innopump, Inc. to Fursa Master Global Event Driven Fund, LP

4.6	Security Agreement from Innopump, Inc. to Fursa Master Global Event Driven Fund, LP

4.7	Amendment No. 1. to Securities Purchase Agreement dated October 17, 2006 between the Company and Fursa Master Global Event Driven Fund, LP. ****

4.8	Amendment Agreement dated November 10, 2006 between the Company and Fursa Master Global Event Driven Fund, LP. *****

4.9	Amendment Agreement dated February 16, 2007 between the Company and Fursa Master Global Event Driven Fund, LP. *******

4.10	Form of Convertible Note. ***

4.11	Form of Common Stock Purchase Warrant issued in connection with Convertible Note ***

4.12	Form of Common Stock Purchase Warrant issued in connection with the Merger between the Company and Innopump, Inc. ***

4.13	Line of Credit Agreement dated February 1, 2007 between the Company and Fursa Alternative Strategies, LLC. ******

4.14	Form of Common Stock Purchase Warrant issued in connection with the Line of Credit******

4.15	Form of Note issued in connection with the Line of Credit******

5	Opinion of Beckman, Lieberman & Barandes, LLP.

10.1	Consulting Agreement dated April 22, 2005 between Innopump, Inc. and Park Avenue Consulting.

10.2	Amended and Restated License Agreement dated January 1, 2003 between Sea Change Group, LLC and Gerhard Brugger.

10.3	Sublicense, Development and Technology Transfer Agreement dated May 1, 2005 between Innopump, Inc. and Sea Change Group, LLC.

10.4	Sublicense Agreement dated June 2, 2006 between Innopump, Inc. and VDM Holdings, LLC .

10.5	Asset Purchase Agreement dated May 25, 2005 between Sea Change Group, LLC and Innopump, Inc.

10.6	Agreement and Plan of Merger dated August 9, 2006 among Carsunlimited.com, Inc., Pump Acquisition Corp. and Innopump, Inc. ***

10.7	Amendment No. 1 dated July 13, 2006 to the Sublicense, Development and Technology Transfer Agreement dated May 1, 2005 between Innopump, Inc. and Sea Change Group, LLC.

10.8	Amendment No. 1 dated July 10, 2006 to the Asset Purchase Agreement dated May 25, 2005 between Sea Change Group, LLC and Innopump, Inc.

10.9	Amendment as to Payment Terms dated June 16, 2006 to the Amended and Restated License Agreement dated January 1, 2003 between Sea Change Group, LLC and Gerhard Brugger.

23.1	Consent of Rothstein Kass & Company, P.C., Independent Registered Public Accounting Firm.

23.2	Consent of Beckman, Lieberman & Barandes, LLP (included in Exhibit 5 hereof).

99.1	Consolidated financial statements for Versadial, Inc. (formerly Carsunlimited.com, Inc.) for the six months ended December 31, 2006 and 2005 (unaudited).

99.2	Financial statements for Innopump, Inc. d/b/a/ Versadial for the years ended June 30, 2006 and 2005 (audited).

*
Incorporated by reference to the Company’s Registration Statement filed on May 9, 2001,
Amendment filed with the Company’s Report on Form 8-K filed on August 2, 2006,
Amendment filed with the Company’s Report on Form 8-K filed on August 9, 2006, and
Amendment filed with the Company’s Report on Form 8-K filed on March 2, 2007

**	Incorporated by reference to the Company’s Registration Statement filed on May 9, 2001

***	Incorporated by reference to Form 8-K of the Company filed on August 9, 2006.

****	Incorporated by reference to Form 8-K of the Company filed on October 17, 2006.

*****	Incorporated by reference to Form 8-K of the Company filed on November 10, 2006

******	Incorporated by reference to Form 8-K of the Company filed on February 7, 2007

*******	Incorporated by reference to Form 8-K of the Company filed on February 22, 2007

Item 28. Undertakings

A.  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities, other than the payment by us of expenses incurred or paid by our director, officer or controlling person in the successful defense of any action, suit or proceeding, is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

B. We hereby undertake:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a) (3) of the Securities Act of 1933;

(ii) To specify in the prospectus any facts or events arising after the effective date of the Registration Statement or most recent post-effective amendment thereof which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered, if the total dollar value of securities offered would not exceed that which was registered, and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b), Section 230.424(b) of Regulation S-B, if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement; and

(iii) To include any additional or changed material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new
Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned in the city of New York, State of New York on the 16th day of March, 2007.

VERSADIAL, INC.

By:	/s/ Geoffrey Donaldson
Geoffrey Donaldson
Chairman of the Board and Chief Executive Officer

POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on March 16, 2007 by the following persons in the capacities indicated. Each person whose signature appears below also constitutes and appoints Geoffrey Donaldson, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and all other documents in connection therewith, with the Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

/s/ Geoffrey Donaldson
Geoffrey Donaldson	Chairman of the Board and Chief Executive Officer

/s/ Robin Bartosh
Robin Bartosh	Director

/s/ Edward P. Bond
Edward P. Bond	Director

/s/ Thomas Coyle
Thomas Coyle	Director

/s/ Richard Harriton
Richard Harriton	Director

/s/ Michael W. Hawthorne
Michael W. Hawthorne	Director